FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: October 20, 2005	By: “Fred George” Fred George President

EXHIBIT INDEX

1.	Form 51-102F3 Material Change Report dated October 20, 2005, with Press Release No. 12-2005 dated October 20, 2005 attached.

2.	Credit Agreement between The Bank of Nova Scotia and Gammon Lake Resources, Inc.

EXHIBIT 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Item 2	Date of Material Change

October 20, 2005

Item 3	News Release

The press release attached as Schedule A was released over Canada NewsWire on October 20, 2005

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel:   902-468-0614

Item 9	Date of Report

October 20, 2005

Schedule “A”

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:   902-468-0614     Fax:   902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 12-2005	October 20, 2005

Gammon Lake Announces Debt Financing Package for the Start-Up
of the Ocampo Gold-Silver Mine

Fred George comments, “…no hedging requirements, no dilution and maximum benefit for shareholders…"

Construction and Development of the Ocampo Project Remains On-Schedule for
Gold-Silver Production in the First Quarter of 2006

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) is pleased to announce that it has completed a US$60,000,000 credit facility with Scotia Capital for the start-up of the mine at the Company’s 100% owned Ocampo Gold-Silver Project, located in Chihuahua, Mexico. The Ocampo Project remains on-schedule to commence production in the first quarter of 2006.

The credit facility is secured and consists of a two year non-revolving facility of U.S. $40,000,000, and a three year revolving facility of U.S. $20,000,000. Interest is at prime plus 1.25%. Advances under the facility are to be made in accordance with milestones as provided for in Gammon’s existing mine plan.

“Scotia Capital’s interest in financing this project is a testament to the high quality of the Ocampo deposit and marks yet another very important milestone in what has been a pivotal year for Gammon Lake,” commented Fred George, Chairman and President of Gammon Lake Resources Inc. “Securing this financing package will result in no hedging requirements, no dilution and maximum benefit for our shareholders, and will enable us to realize our goal of becoming the single largest gold-silver producer in Mexico. We are extremely pleased to be working with Scotia Capital.”

About Scotia Capital
Scotia Capital is a leading provider of a full range of financial products and services to the mining industry. The Company’s strong understanding of the mining industry, when combined with the Scotiabank Group’s International presence in over 50 countries, has allowed them to play a lead role on many high profile international mining project financings, particularly in Latin America.

With mining operations in Mexico and a Canadian head office, Gammon Lake is a natural fit with Scotia Capital’s NAFTA expertise in the mining sector, including a global mining industry team based in Toronto, and the expertise provided by the wholesale division in Mexico.

(Continued on page 2)

About the Ocampo Project
The Ocampo Gold-Silver Project, as designated in the feasibility study conducted by Kappes, Cassiday & Associates (KCA) of Reno, Nevada, will consist of an underground mine with a 1,500 tonne per day agitated cyanide leach plant, and an open pit mine with an 11,400 tonne per day heap leach. Construction and development of the Ocampo Project remains on-schedule and on-budget for gold and silver production to commence within the first quarter of the 2006. As per the KCA feasibility study, production is expected to average 170,000 ounces of gold and 6.2-million ounces of silver, annually.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. The qualified person responsible for all technical data reported in this news release is Mr. Jim McGlasson, Chief Geologist, CPG and P.Geo. For additional information please contact:

Bradley H. Langille Chief Executive Officer Gammon Lake Resources Inc. 902-468-0614	Jodi Eye Investor Relations Gammon Lake Resources Inc. 902-468-0614

CAUTIONARY STATEMENT

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Annual Report on Form 40-F (File No. 001-31739), which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Gammon Lake’s Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

#

EXHIBIT 2

CREDIT AGREEMENT

SCOTIA CAPITAL

as Sole Lead Arranger and Bookrunner

THE BANK OF NOVA SCOTIA

as Administrative Agent

and

THE SEVERAL LENDERS FROM TIME TO TIME PARTIES THERETO

as Lenders

and

GAMMON LAKE RESOURCES INC.

as Borrower

October 14, 2005

(continued)

(continued)

(continued)

SCHEDULE A	INDIVIDUAL COMMITMENTS

SCHEDULE B	DISCLOSURE SCHEDULE

SCHEDULE C	COMPLIANCE CERTIFICATE

SCHEDULE D	FORM OF ASSIGNMENT

SCHEDULE E	FORM OF DRAWDOWN NOTICE

SCHEDULE F	FORM OF ROLLOVER NOTICE

SCHEDULE G	FORM OF CONVERSION NOTICE

SCHEDULE H	SECURITY DOCUMENTS

SCHEDULE I	BORROWING BASE CERTIFICATE

SCHEDULE J	MINE PLAN

CREDIT AGREEMENT

          THIS AGREEMENT made as of the 14th day of October, 2005.

B E T W E E N:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank

(herein, in its capacity as administrative agent of the Lenders, called the “Administrative Agent”)

- and -

THE BANK OF NOVA SCOTIA and one or more Persons to
whom the foregoing or its permitted assigns may from time to time assign an undivided interest in the Loan Documents (as defined herein) and who agree to be bound by the terms hereof as a Lender (as defined herein)

(herein, in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

- and -

GAMMON LAKE RESOURCES INC., a corporation under the laws of the Province of Quebec

(herein called the “Borrower”)

        WHEREAS the Borrower has requested the Lenders to provide to it certain credit facilities for the purposes set forth in Section 11.1(e);

        AND WHEREAS the Lenders are each willing to provide such credit facilities to the Borrower for the aforementioned purposes upon the terms and conditions contained herein;

        NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE  1
INTERPRETATION

1.1    Defined Terms.   The following defined terms shall for all purposes of this agreement, or any amendment, substitute, supplement, replacement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“Acquisition” means:

(a)	if the acquisition is a share purchase, the Borrower shall Control the entity being acquired immediately following the completion of such acquisition; or

(b)	if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

“affiliate” shall have the meaning ascribed thereto in the CanadaBusiness CorporationsAct.

“Agreed Environmental Requirements” means any policy or guidelines relating to environmental, health and safety or similar issues and issued from time to time by the World Bank Group or the International Finance Corporation.

“Alternate Base Rate Canada” means, at any particular time, the greater of (a) the Base Rate Canada at such time and (b) the Federal Funds Effective Rate at such time plus ½ of 1% per annum.

“Applicable Law” means all public laws, statutes, ordinances, decrees, judgments, codes, standards, acts, orders, by-laws, rules, regulations, Official Body Consents, permits and requirements of all Official Bodies, in each case having the force of law and which now or hereafter may be lawfully applicable to and enforceable against any Company or its property or any part thereof.

“Available RT Credit” means, at any particular time, the amount, if any, by which the RT Credit Limit at such time exceeds the amount of credit outstanding under the RT Facility at such time.

“Available Wholly Committed NRT Credit” means, at any particular time, the amount, if any, by which the maximum amount of the NRT Facility that may be availed by the Borrower under the NRT Facility pursuant to the last sentence of Section 2.1 at such time exceeds the amount of the credit outstanding under the NRT Facility at such time.

“BA Discounted Proceeds” means, in respect of any Bankers’Acceptances to be accepted by a Lender on any day, an amount (rounded to the nearest whole cent and with one-half of one cent being rounded up) calculated on such day by multiplying:

(a)	the aggregate face amount of such Bankers’ Acceptances; by

(b)	the amount equal to one divided by the sum of one plus the product of:

(i)	the BA Rate which is applicable to such Bankers’ Acceptance (expressed as a decimal); and

(ii)	a fraction, the numerator of which is the number of days in the term of such Bankers’ Acceptances and the denominator of which is 365;

with the amount as so determined being rounded up or down to the fifth decimal place and ..000005 being rounded up.

“BA Equivalent Loan” shall have the meaning ascribed thereto in Section 3.5.

“BA Proceeds” means, with respect to a particular Bankers’ Acceptance, the BA Discounted Proceeds with respect thereto less the amount of the acceptance fees in respect of such Bankers’ Acceptance calculated in accordance with Section 7.6.

“BA Rate” means the BA Schedule I Rate or the BA Schedule II and III Rate, as the case may be.

“BA Schedule I Rate” means, with respect to an issue of Bankers’ Acceptances with the same maturity date to be accepted by a Schedule I Lender hereunder, the discount rate per annum, calculated on the basis of a year of 365 days, (i) equal to, as determined by the Administrative Agent, the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule I Reference Lenders that appear on the Reuters Screen CDOR Page (or any page substituted therefor) for the Schedule I Reference Lenders at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances, for bankers’acceptances having a comparable face value and maturity date to the face value and maturity date of such issue of Bankers’ Acceptances or (ii) if such Page or any substitute therefor is not available, equal to, as determined by the Administrative Agent, the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule I Reference Lenders determined in accordance with their normal practices at or about 10.00 a.m. (Toronto time) on the date of acceptance of such Bankers’ Acceptances, for bankers’ acceptances having a comparable face value and maturity date to the face value and maturity date of such issue of Bankers’Acceptances.

“BA Schedule II and III Rate” means, with respect to an issue of Bankers’ Acceptances with the same maturity date to be accepted by a Schedule II Lender or a Schedule III Lender hereunder, the lesser of (i) the discount rate per annum, calculated on the basis of a year of 365 days, determined by the Administrative Agent as being the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule II and III Reference Lenders determined in accordance with their normal practices at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances, for bankers’acceptances having a comparable face value and maturity date to the face value and the maturity date of such issue of Bankers’ Acceptances and (ii) the BA Schedule I Rate with respect to an issue of Bankers’ Acceptances with the same maturity date to be accepted by a Schedule I Lender hereunder on the same date plus 0.10% per annum.

“Bankers’Acceptance” means a bill of exchange under the Bills of Exchange Act(Canada) or a depository bill under the Depository Bills and Notes Act (Canada) (a) drawn by the Borrower and accepted by a Lender, (b) denominated in Canadian dollars, (c) having a term of 30 to 180 days, as selected by the Borrower, (d) issued and payable only in Canada and (e) having a face amount of an integral multiple of Cdn. $1,000.

“Banking Day” means any day, other than Saturday and Sunday, on which banks generally are open for business in Toronto, Ontario and, when used in respect of LIBOR Loans, means any day other than a Saturday or a Sunday on which banks generally are open for business in Toronto, Ontario, New York, New York and London, England and on which transactions can be carried on in the London interbank market.

“Base Rate Canada” means the variable rate of interest per annum equal to the rate of interest determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 days or 366 days in the case of a leap year.

“Base Rate Canada Loan” means monies lent by the Lenders to the Borrower in United States dollars and upon which interest accrues at a rate referable to the Alternate Base Rate Canada.

“Borrowing Base” means, at any particular time, the amount as reported in Section 2 of the last Borrowing Base Certificate delivered pursuant to Section 11.1(b)(v).

“Borrowing Base Certificate” means a borrowing base certificate substantially in the form of Schedule I.

“Branch of Account” means the Wholesale Banking Operations of the Administrative Agent located at 720 King Street West, Toronto, Ontario, or such other branch of the Administrative Agent located in Canada as the Borrower and the Administrative Agent may agree upon.

“Canadian Dollar Equivalent” means the Exchange Equivalent in Canadian dollars of any amount of United States dollars.

“Capital Expenditures” means, for any particular period, the aggregate amount (expressed in Canadian dollars) of those expenditures of the Borrower which would, in accordance with GAAP and on a consolidated basis, be considered expenditures for capital assets of the Borrower for such period (specifically excluding those financed through Financing Leases), all as determined in accordance with Section 1.16.

“Cash Equivalents” means, as to any Person, (i) securities issued or directly and fully guaranteed or insured by the government of the United States or any state thereof or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) or by the government of Canada or any province thereof, in each case, having maturities of not more than one year from the date of acquisition, (ii) time deposits, certificates of deposit, money market deposits of, and bankers’ acceptances and commercial papers issued by, any commercial bank incorporated in the United States of recognized standing having capital and surplus in excess of U.S. $50,000,000 or of any Canadian chartered bank, in each case, with maturities of not more than one year from the date of acquisition by such Person, and (iii) investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (i) and (ii) above.

“Cash Proceeds of Realization” means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in U.S. dollars.

“Companies” means the Borrower and the Guarantors and “Company” means any of the Companies.

“Concessions” means the mining concessions identified in Exhibit D of the Security Document referred to in paragraph 8 of Schedule H hereto.

“Control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security only) by or for the benefit of that Person, or affiliates of that Person of securities of such body corporate or the right to vote or direct the voting of securities of such body corporate to which, in the aggregate, are attached more than 50% of the votes that may be cast to elect directors of the body corporate, provided that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate, and “Controlled” shall have similar meaning.

“Conversion Notice” shall have the meaning ascribed thereto in Section 6.4.

“Credit Documents” means the Loan Documents and the Secured Hedging Agreements.

“Credit Excess” means:

(a)	as at a particular date with respect to the RT Facility, the amount, if any, by which the amount of credit outstanding under the RT Facility as at the close of business on such date exceeds the amount of the RT Facility as at the close of business on such date; and

(b)	as at a particular date with respect to the NRT Facility, the amount, if any, by which the amount of credit outstanding under the NRT Facility as at the close of business on such date exceeds the maximum amount of the

NRT Facility that may be availed by the Borrower under the NRT Facility pursuant to the last sentence of Section 2.1 at such time.

“Credit Facilities” means the NRT Facility and the RT Facility and “Credit Facility” means either of the Credit Facilities.

“Credit Limit” means the NRT Credit Limit or the RT Credit Limit.

“Creditors” means the Administrative Agent and the Lenders, in each case in their capacity as creditors of one or more of the Companies.

“Current Assets” means, at any particular time, the amount which would be classified on the consolidated balance sheet of the Borrower at such time as current assets, determined in accordance with Section 1.16.

“Current Liabilities” means, at any particular time, the amount which would be classified on the consolidated balance sheet of the Borrower at such time as current liabilities, determined in accordance with Section 1.16.

“Current Ratio” means, at any particular time, the ratio of Current Assets at such time to Current Liabilities at such time.

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Designated Account” means with respect to transactions in a particular currency under the Credit Facilities, an account of the Borrower maintained by the Administrative Agent at the Branch of Account for the purposes of transactions in such currency under the Credit Facilities.

“Distribution” means:

(a)	the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any shares in the capital of the Borrower, other than a dividend declared, paid or set aside for payment by the Borrower which is payable in shares of the Borrower;

(b)	the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any shares in the capital of a Company or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares in the capital of a Company, including, without limitation, options, warrants, conversion or exchange privileges and similar rights; and

(c)	the payment of interest or the repayment of principal with respect to any Indebtedness of a Company which is subordinated to the Indebtedness of the Companies under the Credit Documents. For certainty, paragraph (c) shall not prohibit in any way the payment or prepayment of principal or interest on an intercompany indebtedness owed by another Guarantor to the Borrower or by Gammon Mexico to Gammon Holdings.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“EBITDA” means, for any particular period, Net Income for such period plus, to the extent deducted in determining such Net Income and without duplication, the aggregate of the following:

(a)	Interest Expenses for such period;

(b)	Exploration Expenditures for such period;

(c)	consolidated cash payments on account of income or capital tax of the Borrower for such period;

(d)	consolidated depreciation and amortization expenses, deferred tax expenses and other non-cash expenses of the Borrower for such period;

(e)	the amount by which extraordinary losses, if any, for such period exceeds extraordinary gains, if any, for such period; minus

(f)	the amount by which extraordinary gains, if any, for such period exceeds extraordinary losses, if any, for such period;

determined in each case in accordance with Section 1.16 and expressed in Canadian dollars.

“Enforcement Date” means the date on which the Administrative Agent notifies the Borrower, pursuant to and as then authorized by Section 13.1 hereof, that all indebtedness of the Borrower to the Lenders hereunder has become immediately due and payable or on which such indebtedness automatically becomes due and payable pursuant to Section 13.1, whichever occurs first or, if all indebtedness of the Borrower to the Administrative Agent and the Lenders hereunder has been repaid in full and all commitments of the Lenders hereunder have terminated, the date on which the Administrative Agent notifies the Borrower that the Administrative Agent is, and the Administrative Agent is by the terms thereof, entitled to enforce the Security in accordance with the terms of one or more of theSecured Hedging Agreements.

“Environmental Laws” means the Agreed Environmental Requirements and all federal, provincial or local statutes, laws, ordinances, codes, rules, regulations, guidelines, consent decrees and administrative orders applicable to the Property or any part thereof relating to: (i) public health, (ii) the protection of the environment, or (iii) any hazardous or toxic waste, substance or material.

“Equity” means, at any particular time, the amount which would, in accordance with GAAP, be classified on the consolidated balance sheet of the Borrower at such time as shareholders’ equity of the Borrower.

“Event of Default” means any one of the events set forth in Section 13.1.

“Exchange Equivalent” means, as of any particular date, with reference to any amount (the “original amount”) expressed in Canadian dollars or United States dollars (the “original currency”), the amount expressed in the other currency which would be required to buy the original amount of the original currency using the noon spot rate quoted by the Administrative Agent for such date and for comparable amounts of such original currency.

“Exploration Expenditures” means, for any particular period, the aggregate amount (expressed in Canadian dollars) of those expenditures of the Borrower which would, in accordance with GAAP and on a consolidated basis, be considered exploration and drilling expenditures of the Borrower for such period, all as determined in accordance with Section 1.16.

“Exposure” means, with respect to a particular Creditor at a particular time, the amount of the Secured Obligations of the Borrower owing to such Creditor at such time, determined by such Creditor in good faith in accordance with Section 14.19.

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, from three Federal Funds brokers of recognized standing selected by the Administrative Agent.

“Fee Letter” means the fee letter dated October 14, 2005 between the Borrower and The Bank of Nova Scotia, as the same may be amended, modified, supplemented or replaced from time to time.

“Financial Statements” means the audited consolidated financial statements of the Borrower for the 12-month period ending on July 31, 2005.

“Financing Lease” means any lease of property, real or personal, the obligations of the lessee in respect of which are required in accordance with GAAP to be capitalized on the balance sheet of the lessee (including, without limitation, any such lease forming part of a Sale Leaseback).

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each year.

“Fiscal Year” means any of the twelve-month periods ending on the last day of December in each year.

“Fixed Charge Coverage Ratio” means

(a)	for the Fiscal Quarter, ending December 31, 2006, the ratio of aggregate EBITDA for such Fiscal Quarter and the immediately preceding Fiscal Quarter multiplied by two to aggregate Fixed Charges for such Fiscal Quarter and the immediately preceding Fiscal Quarter multiplied by two;

(b)	for the Fiscal Quarter ending March 31, 2007, the ratio of aggregate EBITDA for such Fiscal Quarter and the two immediately preceding Fiscal Quarters multiplied by 4/3 to aggregate Fixed Charges for such Fiscal Quarter and the two immediately preceding Fiscal Quarters multiplied by 4/3; and

(c)	for each Fiscal Quarter thereafter, the ratio of aggregate EBITDA for such Fiscal Quarter and the three immediately preceding Fiscal Quarters to aggregate Fiscal Charges for such Fiscal Quarter and the three immediately preceding Fiscal Quarters..

“Fixed Charges” means, for a particular period, the sum of:

(a)	all scheduled principal payments made or required to have been made by the Borrower on account of Total Funded Debt during such period and all Interest Expenses during such period;

(b)	Capital Expenditures made by the Borrower during such period;

(c)	Exploration Expenditures made by the Borrower during such period;

(d)	fixed payments made by the Borrower as lessee on a consolidated basis under all operating leases during such period; and

(e)	consolidated cash payments on account of income or capital tax of the Borrower for such period;

determined in each case in accordance with Section 1.16 and expressed in Canadian dollars.

“GAAP” means generally accepted accounting principles in effect in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants and consistently applied as of the date of determination.

“Gammon Holdings” means Gammon Lake Holdings Inc. (formerly, Gammon Lake Resources (Barbados) Inc.).

“Gammon Mexico” means Gammon Lake de Mexico, S.A. de C.V.

“Gold Equivalent” means the gold ounces plus the gold equivalent of silver ounces, with silver ounces converted to gold ounces based upon the spot gold and silver prices at the time of such conversion.

“Guarantees” means the unlimited guarantee to be entered into between Gammon Holdings and the Administrative Agent and the unlimited guarantee to be entered into between Gammon Mexico and the Administrative Agent as each may be amended, modified, supplemented or replaced from time to time, in form and substance satisfactory to the Administrative Agent, and pursuant to which the relevant Guarantor guarantees the payment and performance of all Secured Obligations of the Borrower.

“Guarantors” means Gammon Holdings and Gammon Mexico and “Guarantor” means either of the Guarantors.

“Hazardous Material” means any pollutant or contaminant or hazardous or toxic chemical, material or substance within the meaning of the Environmental Laws applicable to the Property.

“Hedging Agreement” means any present or future swap, hedging, foreign exchange or cash management agreement or other derivative transaction entered into by any Company which constitutes any gold, silver or commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by any Company.

“Indebtedness” of any Person means, without duplication, (i) indebtedness for borrowed money of such Person, (ii) Purchase Money Obligations of such Person, (iii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iv) obligations of such Person under any Financing Lease, (v) all obligations of any Person under any agreement, whether or not in writing, relating to any transaction that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap or option, note or bill option, interest rate option, forward foreign exchange transaction, cap, collar or floor transaction, currency swap, cross-currency rate swap, swaption, currency option or any other, similar transaction (including any option to enter into any of the foregoing) or any combination of the foregoing, and, unless the context otherwise clearly requires, any master agreement relating to or governing any or all of the foregoing measured on a marked-to-market basis at the time of determination, (vi) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person and (vii) contingent obligations of such Person with respect to the Indebtedness of another Person (including any guarantee or indemnity of such Person in respect of Indebtedness of another Person (to the extent, with respect to any such indemnity, of the amount of such indemnity which is not in dispute)).

“Indemnified Person” shall have the meaning ascribed thereto in Section 8.5(a).

“Independent Engineer” means, subject to availability, Chlumsky Armbrust & Meyer and Glenn R. Clark & Associates Limited or such other engineer or engineering firm with a suitable level of expertise, in each case satisfactory to the Administrative Agent.

“Individual Commitment” (i) means, with respect to a particular Lender and a particular Credit Facility, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to Sections 2.4, 8.3 and 15.6, as the individual commitment of such Lender with respect to such Credit Facility,; or (ii) means, at any particular time with respect to a particular Lender but not referrable to a particular Credit Facility, the aggregate amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to Sections 2.4, 8.3 and 15.6, as the individual commitments of such Lender with respect to the Credit Facilities; provided that, upon the termination of a Credit Facility pursuant to Section 2.5, the Individual Commitment of each Lender with respect to such Credit Facility shall thereafter be equal to the amount of outstanding credit extended to the Borrower by such Lender under such Credit Facility immediately prior to the termination of such Credit Facility.

“Intellectual Property” shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to the Companies or any of them and used in or necessary to the operation of their respective business.

“Interest Expenses” means, for any particular period, the amount (expressed in Canadian dollars) which would be classified on the consolidated statement of earnings of the Borrower for such period as interest expenses and interest equivalents (whether expensed or capitalized), all as determined in accordance with Section 1.16.

“Interest Period” means, in the case of any LIBOR Loan, the applicable period for which interest on such LIBOR Loan shall be calculated in accordance with Article 7 of this agreement.

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any Capital Expenditures or Exploration Expenditures.

“LIBOR” means (i) the rate of interest per annum, calculated on the basis of a year of 360 days, determined by the Administrative Agent for a particular Interest

Period to be the rate of interest per annum that appears as such on the Telerate Screen Page 3750 at 11:00 a.m. (London time) on the second Banking Day prior to the commencement of such Interest Period, (ii) if, for any reason, such rate does not appear on such Telerate Page, the rate of interest per annum, calculated on the basis of a year of 360 days, determined by the Administrative Agent for a particular Interest Period to be the rate of interest per annum that appears as such on the Reuters Page LIBOR01 at 11:00 a.m. (Toronto time) on the second Banking Day prior to the commencement of such Interest Period, or (iii) if, for any reason, such rate does not appear on such Telerate or Reuters Pages, LIBOR shall mean the rate of interest per annum, calculated on the basis of a year of 360 days and rounded upwards if necessary to the nearest whole multiple of 1/16% determined by the Administrative Agent as being the rate of interest at which the Administrative Agent (in its capacity as a Lender) in accordance with its normal practices would be prepared to offer to leading banks in the London Interbank Market for delivery on the first day of each relevant Interest Period for a period equal to the relevant Interest Period based on the number of days comprised therein, deposits in U.S. dollars of comparable amounts to the amount of the relevant LIBOR Loan, to be outstanding during the Interest Period, at or about 11: 00 am (London time) on the second Banking Day prior to the commencement of such Interest Period.

“LIBOR Loan” means monies lent by the Lenders to the Borrower in United States dollars and upon which interest accrues at a rate referable to LIBOR.

“Lien” means any mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, supplier’s right of reclamation or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation.

“Loan Documents” means this agreement, the Guarantees, the Security Documents and the Fee Letter.

“Loans” means Prime Rate Loans, BA Equivalent Loans, Base Rate Canada Loans and LIBOR Loans.

“Majority Lenders” means, at any particular time, such group of Lenders whose Individual Commitments (expressed in United States dollars) aggregate more than two-thirds of the aggregate of the Individual Commitments (expressed in United States dollars) of all the Lenders at such time.

“Material Adverse Change” means any change of circumstances or any event which would have a Material Adverse Effect.

“Material Adverse Effect” means a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on:

(a)	the business, operations, prospects, property, assets or financial condition of the Companies, taken as a whole;

(b)	the ability of any Company to perform, or the Administrative Agent or any Lender to enforce, any of such Company’s obligations under the Loan Documents to which such Company is a party; or

(c)	(i) the ability of the leach pad of the Project to become operational (ie. four gold pours at the Project each of at least 100 gold equivalent ounces) in a manner consistent with the Mine Plan) on or prior to April 28, 2006 or (ii) the ability of the mill of the Project to contribute at least 10,000 gold equivalent ounces) in a manner consistent with the Mine Plan) on or prior to June 30, 2006.

“Mexgold” means Mexgold Resources Inc., a corporation incorporated under the laws of the Province of Ontario.

“Mexgold Escrow Agreement” means the escrow agreement made as of May 26, 2003 between Mexgold, Equity Transfer Services Inc., the Borrower and Messrs. B.H. Langille, G.K. Liller and D.M. Hendrick, as the same may be amended, modified, supplemented or replaced from time to time in accordance with the provisions hereof.

“Mexico” means the United Mexican States.

“Mine Plan” means:

(a)	the schedule with respect to the Project;

(b)	the feasibility study with respect to the Project dated November, 2004 and prepared by Kappes, Cassidy and Associates; and

(c)	the budget with respect to the Project,

copies of paragraphs (a) and (c) of which are attached as Schedule J hereto and a copy of paragraph (b) of which was filed with SEDAR on December 13, 2004, as the same may be amended, modified, supplemented or replaced from time to time.

“Net Income” means, for any particular period, the amount (expressed in Canadian dollars) which would be classified on the consolidated income statement of the Borrower for such period as net income, determined in accordance with Section 1.16; provided that Net Income shall be exclusive of any non-recurring, unusual and extraordinary gain or loss and dividend and interest income.

“NRT Credit Limit” means U.S. $40,000,000 or the Canadian Dollar Equivalent, as such amount may be reduced pursuant to Section 2.4.

“NRT Facility” means the non-revolving credit facility established by the Lenders in favour of the Borrower pursuant to Section 2.1(a).

“NRT Maturity Date” means October 14, 2007.

“Ocampo Property” means the 139 parcels (parcelas) located in the Ejido de Ocampo y Cerro Pelón, Municipality of Ocampo, Chihuahua used by Gammon Mexico in connection with the Project, which are being acquired by Gammon Mexico from Mr. Alejandro Caraveo Vallina, pursuant to a Purchase Agreement (Contrato Privado de Compraventa) dated June 2, 2005.

“Official Body” means any national government or government of any political subdivision thereof, or any parliament, legislature, council, agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator or arbitrator, whether foreign or domestic, in each case having jurisdiction in the relevant circumstances.

“Official Body Consent” means any licence, right, permit, franchise, privilege, registration, direction, decree, consent, order, permission, approval or authority issued or provided by an Official Body.

“Partially Committed NRT Credit” means, at any particular time, the amount by which the NRT Credit Limit at such time exceeds the maximum amount of the NRT Facility that may be availed by the Borrower pursuant to the last sentence of Section 2.1 at such time.

“Permitted Indebtedness” means (without duplication):

(a)	the Secured Obligations of any Company;

(b)	trade payables and other accrued liabilities incurred by any Company in the ordinary course of business;

(c)	Indebtedness of any Company secured by a Permitted Lien;

(d)	Financing Leases or Purchase Money Obligations of any Company in an aggregate amount not to exceed $5,000,000 at any particular time;

(e)	Indebtedness of either Guarantor to the Borrower;

(f)	the Soyopa Indebtedness; and

(g)	other Indebtedness of any Company consented to by the Administrative Agent.

“Permitted Liens” means any one or more of the following with respect to the Secured Assets (without duplication):

(a)	inchoate or statutory Liens for taxes, assessments and other governmental charges or levies which are not delinquent (taking into account any relevant grace periods) or the validity of which are currently being contested in good faith by appropriate proceedings and in respect of which there shall have been set aside a reserve (segregated to the extent required by GAAP) in an amount which is adequate therefor;

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of construction, maintenance, repair or operation of Secured Assets, provided that such Liens are related to obligations not due or delinquent (taking into account any applicable grace or cure periods), are not registered as encumbrances against title to any Secured Assets and adequate holdbacks are being maintained as required by applicable legislation or such Liens are being contested in good faith by appropriate proceedings and in respect of which there shall have been set aside a reserve (segregated to the extent required by GAAP) in an amount which is adequate with respect thereto and provided further that such Liens do not in the aggregate materially detract from the value of the Secured Assets encumbered thereby or materially interfere with the use thereof in the operation of the business of the relevant Company;

(c)	easements, rights-of-way, servitudes, restrictions and similar rights in real property comprised in the Secured Assets or interests therein granted or reserved to other Persons, provided that such rights do not in the aggregate materially detract from the value of the Secured Assets subject thereto or materially interfere with the use thereof in the operation of the business of the relevant Company;

(d)	title defects or irregularities which are of a minor nature and which do not in the aggregate materially detract from the value of the Secured Assets encumbered thereby or materially interfere with the use thereof in the operation of the business of the relevant Company;

(e)	Liens incidental to the conduct of the business or the ownership of the Secured Assets (other than those described in clauses (f) and (g) of this definition) which were not incurred in connection with the borrowing of money or the obtaining of advances of credit (including, without limitation, unpaid purchase price), and which do not in the aggregate materially detract from the value of the Secured Assets encumbered thereby or materially interfere with the use thereof in the operation of the business of the relevant Company;

(f)	Liens securing appeal bonds and other similar Liens arising in connection with court proceedings (including, without limitation, surety bonds, security for costs of litigation where required by law and letters of credit) or any other instruments serving a similar purpose;

(g)	attachments, judgments and other similar Liens arising in connection with court proceedings; provided, however, that the same would not constitute an Event of Default;

(h)	the reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown of any real property or any interest therein;

(i)	Liens, charges or other security interests given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operation of the business of the relevant Company or the ownership of the Secured Assets, provided that such Liens do not in the aggregate reduce the fair market value of the Secured Assets or materially interfere with the use thereof in the operation of the business of the relevant Company;

(j)	servicing agreements, development agreements, site plan agreements, and other agreements with governmental or public authorities pertaining to the use or development of any of the Secured Assets, provided same are complied with including, without limitation, any obligations to deliver letters of credit and other security as required;

(k)	applicable municipal and other governmental restrictions, including municipal by-laws and regulations, affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with;

(l)	Liens granted pursuant to the Security Documents;

(m)	Liens securing the Permitted Indebtedness referred to in paragraph (d) of the definition thereof;

(n)	any rights of expropriation, access or user or any other rights conferred or vested by or under statutes of Canada or applicable provinces;

(o)	the Soyopa Liens; and

(p)	the extension, renewal or refinancing of any Permitted Lien, provided that such Liens do not extend to any additional assets, property or undertaking of the Companies.

“Person” means any natural person, corporation, firm, trust, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“PPSA” means the Personal Property Security Act (Ontario), as amended.

“Prepayment Notice” shall have the meaning ascribed thereto in Section 9.4.

“Prime Rate” means the greater of (i) the variable rate of interest per annum equal to the rate of interest determined by the Administrative Agent from time to time as its prime rate for Canadian dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent calculated on the basis of a year of 365 days or 366 days in the case of a leap year and (ii) the sum of (a) the BA Schedule I Rate for a 30 day term, and (b) 1% per annum.

“Prime Rate Loan” means monies lent by the Lenders to the Borrower hereunder in Canadian dollars and upon which interest accrues at a rate referable to the Prime Rate.

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets or received from either any Guarantor pursuant to a Guarantee (i) on or after the Enforcement Date, (ii) upon any dissolution, liquidation, winding-up, reorganization, concurso mercantil, bankruptcy, insolvency or receivership of any Company (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to, any of the Guarantees or the Security Documents. For greater certainty, insurance proceeds derived as a result of the loss or destruction of any of the Secured Assets or cash or non-cash proceeds derived from any expropriation or other condemnation of any of the Secured Assets shall not constitute Proceeds of Realization prior to the Enforcement Date.

“Project” means the exploration and development of Gammon Mexico’s mining interest (comprising a total of 44 mining concessions encompassing approximately 3,500 hectares) in the Municipality of Ocampo, in the State of Chihuahua, Mexico.

“Property” means all present or future real property which is owned, leased, operated, occupied, controlled or used by the Companies or any of them.

“Pro Rata Share” (i) means, at any particular time with respect to a particular Lender and referable to a particular Credit Facility, the ratio of the Individual Commitment of such Lender with respect to such Credit Facility at such time to the aggregate of the Individual Commitments of all of the Lenders with respect to such Credit Facility at such time or (ii) means, at any particular time with respect to a particular Lender but not referable to a particular Credit Facility, the ratio of the aggregate of the Individual Commitments of such Lender with respect to all Credit Facilities at such time to the aggregate of the Individual Commitments of all of the Lenders with respect to all Credit Facilities at such time.

“Purchase Money Obligations” means Indebtedness arising in the ordinary course of business which is assumed as part of, or issued or incurred to pay or provide funds to pay, all or a part of the purchase price of any personal or moveable property but specifically excluding Indebtedness under Financing Leases.

“Receiver” means a receiver, receiver and manager, interventor, conciliador or sindico or other person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Secured Assets or any part thereof.

“Reserves” means, at any particular time, the aggregate proven and probable recoverable reserves of gold and silver, calculated in accordance with National Instrument 43-101F1, to the extent of the interest of the Companies therein expressed in Gold Equivalent at mines then in production and otherwise acceptable to the Administrative Agent, acting reasonably. For purposes of greater certainty, (x) recoverable reserves shall be based upon the Fiscal Year end recoverable reserves as reported by the Borrower to the Administrative Agent but may include additional recoverable reserves which have been added subsequent to such Fiscal Year end to the extent acceptable to the Majority Lenders, acting reasonably, (y) recoverable reserves shall be decreased by the ounces of gold and silver that form part of such recoverable reserves that have been actually mined since the beginning of the subsequent Fiscal Year until the time of determination, and (z) the recovery factor applied in calculating recoverable reserves must be acceptable to the Majority Lenders, acting reasonably.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.3.

“RT Credit Limit” means U.S. $20,000,000 or the Canadian Dollar Equivalent thereof, as such amount may be reduced pursuant to Section 2.4.

“RT Facility” means the reducing revolving term credit facility established by the Lenders in favour of the Borrower pursuant to Section 2.1(b).

“RT Maturity Date” means October 14, 2008.

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which any Company (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

“Schedule I Lenders” means the Lenders that are listed in Schedule I to the Bank Act(Canada).

“Schedule I Reference Lenders” means The Bank of Nova Scotia and such other Schedule I Lenders as the Borrower and the Administrative Agent may agree upon.

“Schedule II Lenders” means the Lenders that are listed in Schedule II to the Bank Act (Canada).

“Schedule III Lenders” means the Lenders that are listed in Schedule III to the Bank Act (Canada).

“Schedule II and III Reference Lenders” means such group of Schedule II Lenders and Schedule III Lenders as the Administrative Agent and the Borrower may agree upon.

“Secured Assets” means:

(a)	all of the present and future assets, property and undertaking of the Companies; and

(b)	any and all proceeds of any of the foregoing.

“Secured Hedging Agreement” means any Hedging Agreement entered into between any Company and any Lender (and provided such Lender has not ceased to be a Lender hereunder by assignment pursuant to Section 15.6(c).

“Secured Obligations” means, with respect to a particular Company, all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Company to the Creditors or any of them, or remaining unpaid to the Creditors or any of them, under or in connection with all Credit Documents to which such Company is a party.

“Security” means the collateral security constituted by the Security Documents.

“Security Documents” means the security documents (as the same may be amended, modified, supplemented, restated or replaced from time to time) which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by the Companies in favour of the Administrative Agent in order to grant to the Administrative Agent a Lien on the Secured Assets as continuing collateral security for the payment and performance of the Secured Obligations of the Companies, such security documents to be in form and substance satisfactory to the Administrative Agent and to include the security documents described in Schedule H hereto.

“Soyopa Concessions” means the mining concessions know as “Santa Juliana”, “Rosario de Oro”, “Belén”, “Lluvia de Oro”, “San Ramón”, “Estanislao”, “Candelaria”, “Altagracia”, “San José del Picacho”, “Matulera”, “San José y San Juan”, “Belgrado”, “Ampliación de Altagracia”, “Krystal”, “San Juan”, “La Olvidada” and “Buenos Aires” located in the Municipality of Ocampo, in the State of Chihuahua, Mexico, acquired by Gammon Mexico pursuant to the Soyopa Document.

“Soyopa Document” means the Secured Assignment of Rights Agreement (Contrato de Cesión de Derechos con Garantía Hipotecaria) entered into on March 20, 2002 by Minerales de Soyopa, S.A. de C.V., as assignor and mortgagee, and Gammon Mexico, as assignee and mortgagor, relating to the assignment of the Soyopa Concessions to Gammon Mexico and the mortgage created by Gammon Mexico in the Soyopa Concessions to secure payment of the assignment consideration, evidenced in public deed No. 3,648 dated March 22, 2002 granted before Mr. Leobardo Meza Santini, Notary Public No. 24 for the District of Morelos, State of Chihuahua.

“Soyopa Indebtedness” means the Indebtedness of Gammon Mexico pursuant to the Soyopa Document.

“Soyopa Liens” means the Liens on the Soyopa Concessions pursuant to the Soyopa Document.

“Subsidiary” means, at any time, as to any Person, any other Person, if at such time the first mentioned Person owns, directly or indirectly, securities or other ownership interests in such other Person, having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such other Person. For greater certainty, “Subsidiary” shall include, at any time, as to any Person, any general partnership in which such first mentioned Person owns, directly or indirectly, a majority of the partnership interests therein.

“Tangible Net Worth” means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with GAAP, be classified upon the consolidated balance sheet of the Borrower as goodwill, deferred expenses and other intangible assets.

“Total Funded Debt” means, at any particular time, the aggregate of the following amounts determined for the Borrower on a consolidated basis and without duplication (in each case expressed in Canadian dollars):

(a)	the amount of credit outstanding hereunder at such time;

(b)	the principal amount of other Indebtedness for borrowed money or for the deferred purchase price of property or services (other than trade payables, accrued current liabilities and obligations under operating leases incurred in the ordinary course of business);

(c)	the aggregate amount capitalized on the balance sheet of the applicable lessee under all Financing Leases;

(d)	the principal amount of Indebtedness which is evidenced by a note, bond, debenture or similar instrument;

(e)	the face amount of all obligations in respect of bankers’ acceptances issued or created for the account of the Borrower;

(f)	with respect to letters of credit and letters of guarantee issued on behalf of the Borrower, the contingent liability of the issuing bank thereunder; and

(g)	all guarantees in respect of the indebtedness, liabilities and obligations of another Person of the kind referred to in clauses (a) to (f) of this definition.

“U.S. Dollar Equivalent” means the Exchange Equivalent in United States dollars of any amount of Canadian dollars.

1.2   Other Usages.    References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3   Plural and Singular.   Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4   Headings.   The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5    Currency.   Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States of America. Whenever it is provided herein that an amount shall be expressed in Canadian dollars but such amount is denominated in United States dollars, such amount shall be expressed as the Canadian Dollar Equivalent of the amount denominated in United States dollars.

1.6    Applicable Law.   This agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.7    Time of the Essence.   Time shall in all respects be of the essence of this agreement.

1.8    Non-Banking Days.   Subject to Section 7.5(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9    Consents and Approvals.   Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for herein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10    Amount of Credit.   Any reference herein to the amount of credit outstanding under either Credit Facility shall mean, at any particular time:

(a)	in the case of a Prime Rate Loan or a BA Equivalent Loan, the U.S Dollar Equivalent of the principal amount thereof;

(b)	in the case of a Bankers’ Acceptance, the U.S. Dollar Equivalent of the face amount of the Bankers’ Acceptance; and

(c)	in the case of a LIBOR Loan or a Base Rate Canada Loan, the principal amount thereof.

1.11    Schedules.  Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12    Paramountcy.   In the event of any conflict or inconsistency between the provisions of this agreement and the provisions of any other Loan Document, the provisions of this agreement shall prevail and be paramount. If any covenant, representation, warranty or event of default contained in any other Loan Document is in conflict with or is inconsistent with a provision of this agreement relating to the same specific matter, such covenant, representation, warranty or event of default shall be deemed to be amended to the extent necessary to ensure that it is not in conflict with or inconsistent with the provision of this agreement relating to the same specific matter.

1.13    Extension of Credit.   For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit hereunder.

1.14    Documents in English.   The parties expressly request that this agreement as well as all documents relating thereto be drawn up in English. Les parties ont expressément exigé que cette convention de prêt ainsi que tous les documents s’y rattachant soient rédigés en anglais.

1.15    Statute References.   Any reference in this agreement to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time.

1.16    Calculations, Computations.   All computations and calculations determining compliance with financial covenants or the calculation or computation of other financial information for the purposes of this agreement shall be made and prepared in accordance with GAAP consistently applied throughout the periods involved. All accounting terms not specifically defined herein shall be construed in accordance with GAAP in conformity with those used in the preparation of the Financial Statements. Any change in the Borrower’s accounting treatment for the purposes of any of Section 11.1(f), (g) or (i) or Section 11.3(e) shall only be done in accordance with GAAP and, in such event, the Majority Lenders shall have the right (if such change results in a material change to the ratios calculated under Section 11.1(f), (g) or (i) or Section 11.3(e), acting reasonably, to restructure Section 11.1(f), (g) or (i) or Section 11.3(e) in a manner which eliminates the effect of any such change; provided that any such restructuring shall afford the Borrower the same degree of operational flexibility as do the current Sections.

1.17    Successors and Permitted Assigns of Parties.   Any reference in this agreement to a party to this agreement shall include the successors and permitted assigns of such party.

1.18    Meaning of Include.   The words “include”, “includes” and “including”, when used in this agreement, shall be deemed to be followed by the phrase “without limitation”.

ARTICLE  2
FACILITIES

2.1    Establishment of Credit Facilities.   Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrower:

(a)	a non-revolving term credit facility (the “NRT Facility”) in the amount of the NRT Credit Limit; and

(b)	a reducing revolving term credit facility (the “RT Facility”) in the amount, from time to time, equal to the lesser of (x) the Borrowing Base at such time and (y) the RT Credit Limit at such time.

The Borrower may avail credit under the NRT Facility as follows:

(a)	from the date hereof up to 4:00 p.m. (Toronto time) on December 31, 2005, up to U.S. $20,000,000;

(b)	from and including October 31, 2005 up to 4:00 p.m. (Toronto time) on January 31, 2006; a further U.S. $10,000,000; and

(c)	from and including November 30, 2005 up to and including 4:00 p.m. (Toronto time) on February 28, 2006, a further U.S. $10,000,000.

2.2    Credit Restrictions.   Subject to the terms and conditions hereof, the aggregate amount of credit outstanding under either Credit Facility shall not at any time exceed the relevant Credit Limit. Any extension of credit hereunder by way of Prime Rate Loans shall be in a minimum amount of Cdn. $3,000,000. Any extension of credit hereunder by way of Base Rate Canada Loans shall be in a minimum amount of U.S. $3,000,000. Any extension of credit hereunder by way of Bankers’ Acceptances shall be in a minimum amount of Cdn. $3,000,000. Any extension of credit hereunder by way of LIBOR Loans shall be in a minimum amount of U.S. $3,000,000.

2.3    Lenders’ Commitments.   Subject to the terms and conditions hereof, the Lenders severally agree to extend credit to the Borrower under a particular Credit Facility from time to time provided that the aggregate amount of credit extended by each Lender under a particular Credit Facility shall not at any time exceed the Individual Commitment of such Lender with respect to such Credit Facility. All credit requested under a particular Credit Facility shall be made available to the Borrower contemporaneously by all of the Lenders with an Individual Commitment with respect to such Credit Facility. Each Lender shall provide to the Administrative Agent its Pro Rata Share of each credit under a particular Credit Facility, whether such credit is extended by way of drawdown, rollover or conversion. No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under either Credit Facility nor shall the Individual Commitment of any Lender with respect to a particular Credit Facility be increased as a result of any such default of another

Lender in extending credit under such Credit Facility. The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under either Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of the credit under such Credit Facility.

2.4    Reduction of Credit Limits.

(a)	The NRT Credit Limit shall be automatically reduced, as at 4:00 p.m. (Toronto time) on December 31, 2005, January 31, 2006 and February 28, 2006, respectively, to the extent the credit under the NRT Facility has not been fully availed pursuant to the last sentence of Section 2.1. The NRT Credit Limit will not be reduced by any repayment under the NRT Facility pursuant to Section 9.6 but will be reduced at the time of and by the amount of any prepayment or repayment of the NRT Facility pursuant to Section 9.1 or 9.3.

(b)	The Borrower may, from time to time and at any time, by five Banking Days’ notice in writing to the Administrative Agent, permanently reduce the amount of the RT Credit Limit to the extent it is not utilized; provided, however, that any such permanent reduction of the amount of the RT Credit Limit shall be by an amount of no less than U.S. $1,000,000 and otherwise in multiples of U.S.$100,000. The RT Credit Limit shall be automatically reduced (x) at 4:00 p.m. (Toronto time) on September 30, 2006, to U.S. $15,000,000 and (y) at 4:00 p.m. (Toronto time) on September 30, 2007, to U.S. $10,000,000. The RT Credit Limit will not be reduced by any repayment under the RT Facility pursuant to Section 9.3 or 9.6 but will be reduced at the time of and by the amount of each repayment of the NRT Facility pursuant to Section 9.2.

(c)	Any repayment of outstanding credit which forms part of any conversion from one type of credit to another type of credit under Article 6 shall not cause any reduction in the amount of the relevant Credit Limit. Upon any reduction of either Credit Limit, the Individual Commitment of each Lender shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of the amount of such reduction of such Credit Limit.

2.5    Termination of Credit Facilities.    A Credit Facility shall terminate upon the earliest to occur of:

(a)	the NRT Maturity Date in the case of the NRT Facility or the RT Maturity Date in the case of the RT Facility;

(b)	the termination of such Credit Facility in accordance with Section 13.1; and

(c)	the date on which, pursuant to Section 2.4, the relevant Credit Limit has been permanently reduced to zero.

        Upon the termination of a Credit Facility, the right of the Borrower to obtain any credit under such Credit Facility and all of the obligations of the Lenders to extend credit under such Credit Facility shall automatically terminate.

ARTICLE  3
GENERAL PROVISIONS RELATING TO CREDITS

3.1    Types of Credit Availments.   Subject to the terms and conditions hereof, the Borrower may obtain credit under either Credit Facility by way of one or more Prime Rate Loans, Base Rate Canada Loans, LIBOR Loans, Bankers’ Acceptances and BA Equivalent Loans.

3.2    Funding of Loans.   Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan prior to 11:00 a.m. (Toronto time) on the date of the extension of credit. The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12, make such funds available to the Borrower by 3:00 p.m. (Toronto time) on the date of the extension of credit by crediting the relevant Designated Account unless irrevocably authorized and directed in the Drawdown Notice. Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent. The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable. If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.

3.3    Failure of Lender to Fund Loan.   If any Lender fails to make available to the Administrative Agent its Pro Rata Share of any Loan as required (such Lender being herein called the “Defaulting Lender”) and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by the Defaulting Lender to the Borrower and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Defaulting Lender. If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower. In addition to interest as aforesaid, the Borrower shall pay all amounts owing by the Borrower to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender. For purposes of this agreement, "the then prevailing interbank rate" means,

(i)	if the relevant availment is denominated in U.S. dollars, the Federal Funds Effective Rate; and

(ii)	if the relevant availment is denominated in Canadian dollars, the BA Schedule I Rate for Bankers’ Acceptances having a term of one month.

3.4    Funding of Bankers’ Acceptances.

(a)	If the Administrative Agent receives a Drawdown Notice, Rollover Notice or Conversion Notice requesting a drawdown of, a rollover of or a conversion into Bankers’ Acceptances, the Administrative Agent shall notify each of the Lenders, prior to 11:00 a.m. (Toronto time) on the second Banking Day prior to the date of such extension of credit of such request and of each Lender’s Pro Rata Share of such extension of credit. The Administrative Agent shall also at such time notify the Borrower of each Lender’s Pro Rata Share of such extension of credit. Subject to Section 3.5, each Lender shall, not later than 11:00 a.m. (Toronto time) on the date of each extension of credit by way of Bankers’ Acceptance, accept drafts of the Borrower which are presented to it for acceptance and which have an aggregate face amount equal to such Lender’s Pro Rata Share of the total extension of credit being made available by way of Bankers’ Acceptances on such date, as advised by the Administrative Agent. Each Lender shall purchase the Bankers’ Acceptances which it has accepted for a purchase price equal to the BA Discounted Proceeds therefor. Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any and all Bankers’ Acceptances accepted and purchased by it.

(b)	The Borrower hereby waives presentment for payment of Bankers’ Acceptances by the Lenders and any defence to payment of amounts due to a Lender in respect of a Bankers’ Acceptance which might exist by reason of such Bankers’ Acceptance being held at maturity by the Lender which accepted it and agrees not to claim from such Lenders any days of grace for the payment at maturity of Bankers’ Acceptances.

(c)	In the case of a drawdown by way of Bankers’ Acceptance, each Lender shall, forthwith after the acceptance of drafts of the Borrower as aforesaid, make available to the Administrative Agent the BA Proceeds with respect to the Bankers’ Acceptances accepted by it. The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12, make such BA Proceeds available to the Borrower on the date of such extension of credit by crediting the relevant Designated Account unless irrevocably authorized and directed in the Drawdown Notice. In the case of a rollover of or conversion into Bankers’ Acceptances, each Lender shall retain the Bankers’ Acceptance accepted by it and shall not be required to make any funds available to the Administrative Agent for deposit to the relevant Designated Account; however, forthwith after the acceptance of drafts of Borrower as aforesaid, the Borrower shall pay to the Administrative Agent on behalf of the Lenders an amount equal to the aggregate amount of the acceptance fees in respect of such Bankers’ Acceptances calculated in accordance with Section 7.6 plus the amount by which the aggregate face amount of such Bankers’ Acceptances exceeds the aggregate BA Discounted Proceeds with respect thereto.

(d)	Any Bankers’ Acceptance may, at the option of the Borrower, be executed in advance by or on behalf of the Borrower (as otherwise provided herein), by mechanically reproduced or facsimile signatures of any two officers of the Borrower who are properly so designated and authorized by the Borrower from time to time. Any Bankers’ Acceptance so executed and delivered by the Borrower to the Lenders shall be valid and shall bind the Borrower and may be dealt with by the Lenders to all intents and purposes as if the Bankers’ Acceptance had been signed in the executing officers’ own handwriting.

(e)	The Borrower shall notify the Lenders as to those officers of the Borrower whose signatures may be reproduced and used to execute Bankers’ Acceptances in the manner provided in Section 3.4(d). Bankers’ Acceptances with the mechanically reproduced or facsimile signatures of designated officers may be used by the Lenders and shall continue to be valid, notwithstanding the death, termination of employment or termination of authorization of either or both of such officers or any other circumstance.

(f)	The Borrower hereby indemnifies and agrees to hold harmless the Lenders against and from all losses, damages, expenses and other liabilities caused by or attributable to the use of the mechanically reproduced or facsimile signature instead of the original signature of an authorized officer of the Borrower on a Banker’s Acceptance prepared, executed, issued and accepted pursuant to this agreement, except to the extent determined by a court of competent jurisdiction to be due to the gross negligence or wilful misconduct of the Lenders.

(g)	Each of the Lenders agrees that, in respect of the safekeeping of executed drafts of the Borrower which are delivered to it for acceptance hereunder, it shall exercise the same degree of care which it gives to its own property, provided that it shall not be deemed to be an insurer thereof.

(h)	All Bankers’ Acceptances to be accepted by a particular Lender shall, at the option of such Lender, be issued in the form of depository bills made payable originally to and deposited with The Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada).

(i)	In order to facilitate the issuance of Bankers’ Acceptances pursuant to this agreement, the Borrower hereby authorizes each Lender, and appoints each Lender as the Borrower’s attorney, to complete, sign and endorse drafts or depository bills (each such executed draft or bill being herein referred to as a “BA Draft” on its behalf in handwritten form or by facsimile or mechanical signature or otherwise in accordance with the applicable Drawdown Notice, Rollover Notice or Conversion Notice and, once so completed, signed and endorsed to accept them as Bankers’ Acceptances under this agreement and then if applicable, purchase, discount or negotiate such Bankers’ Acceptances in accordance with the provisions of this agreement. BA Drafts so completed, signed, endorsed and negotiated on behalf of the Borrower by any Lender shall bind the Borrower as fully and effectively as if so performed by an authorized officer of the Borrower. Each draft of a Bankers’ Acceptance completed, signed or endorsed by a Lender shall mature on the last day of the term thereof.

3.5    BA Equivalent Loans.   If, in the sole judgement of a Lender, such Lender is unable to extend credit by way of Bankers’ Acceptances in accordance with this agreement, such Lender shall give an irrevocable notice to such effect to the Administrative Agent and the Borrower prior to 10:00 a.m. (Toronto time) on the date of the requested credit extension and shall make available to the Borrower prior to 11:00 a.m. (Toronto time) on the date of such requested credit extension a Canadian dollar loan (a “BA Equivalent Loan”) in the principal amount equal to such Lender’s Pro Rata Share of the total credit to be extended by way of Bankers’ Acceptances, such BA Equivalent Loan to be funded in the same manner as a Loan is funded pursuant to Section 3.2 and 3.3. Such BA Equivalent Loan shall have the same term as the Bankers’ Acceptances for which it is a substitute and shall bear such rate of interest per annum throughout the term thereof as shall permit such Lender to obtain the same effective rate as if such Lender had accepted and purchased a Bankers’ Acceptance at the same acceptance fee and pricing at which a Schedule II Lender would have accepted and purchased such Bankers’ Acceptance at approximately 11:00 a.m. (Toronto time) on the date such BA Equivalent Loan is made, on the basis that, and the Borrower hereby agrees that, for such a BA Equivalent Loan, interest shall be payable in advance on the date of the extension of credit by the Lender deducting the interest payable in respect thereof from the principal amount of such BA Equivalent Loan. All BA Equivalent Loans to be made by a particular Lender shall, at the option of such Lender, be evidenced by a promissory note in the form of a depository note made payable originally to and deposited with The Canadian Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada).

3.6    Inability to Fund U.S. Dollar Advances in Canada.   If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrower, and the Administrative Agent notifies the Borrower that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of LIBOR or Alternate Base Rate Canada, as the case may be, (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of LIBOR or the Alternate Base Rate Canada, as the case may be, or by reason of a change since the date hereof in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in LIBOR or the Alternate Base Rate Canada, as the case may be, no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then

(a)	the right of the Borrower to obtain any credit in United States dollars by way of Base Rate Canada Loans or LIBOR Loans, as applicable, shall be suspended until such Lender determines, acting reasonably, that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrower;

(b)	if any credit in United States dollars by way of Base Rate Canada Loans or LIBOR Loans, as applicable, is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;

(c)	if any LIBOR Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a LIBOR Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a Base Rate Canada Loan at such time, be converted to a Base Rate Canada Loan on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) or, if the Borrower does not have the right to obtain credit by way of a Base Rate Canada Loan at such time, such LIBOR Loan shall be converted to a Prime Rate Loan on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) in the principal amount equal to the Canadian Dollar Equivalent of the principal amount of such LIBOR Loan; and

(d)	if any Base Rate Canada Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a Base Rate Canada Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a LIBOR

Loan at such time, be immediately converted to a LIBOR Loan in the principal amount equal to the principal amount of the Base Rate Canada Loan and having an Interest Period of one month or, if the Borrower does not have the right to obtain credit by way of a LIBOR Loan at such time, it shall be immediately converted to a Prime Rate Loan in the principal amount equal to the Canadian Dollar Equivalent of the principal amount of the Base Rate Canada Loan.

        In the event that any of the events listed above results in a limitation of the amount of loans made by such Lender which can bear interest at the applicable LIBOR or the Alternate Base Rate Canada, as the case may be, or the amount of United States dollar advances which such Lender can make in Canada, such Lender agrees to use good faith to allocate, in reasonable fashion, the available amounts amongst its borrowers as is reasonably practicable.

3.7  Timing of Credit Availments.   No Bankers’ Acceptance, BA Equivalent Loan or LIBOR Loan may have a maturity date later than the relevant date described in Section 2.5(a).

3.8     Time, Place and Source of Payments.   Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit by or on behalf of the Borrower to the relevant Designated Account before 12:00 noon (Toronto time) on the day specified for payment and the Administrative Agent or its designee shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such accounts on the day specified for payment. Any such payment received on the day specified for such payment but after 12:00 noon (Toronto time) shall be deemed to have been received prior to 12:00 noon (Toronto time) on the Banking Day immediately following such day specified for payment.

3.9    Remittance of Payments.   Forthwith after the withdrawal from the relevant Designated Account by the Administrative Agent or its designee of any payment of principal, interest, fees or other amounts (whether or not referable to a particular Credit Facility) for the benefit of the Lenders pursuant to Section 3.8, the Administrative Agent shall, subject to Sections 3.3, 8.3 and 14.22 remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment; provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount hereunder, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.10    Evidence of Indebtedness.   The Administrative Agent shall open and maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan, each Bankers’ Acceptance accepted and cancelled and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder. The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower pursuant to this agreement.

3.11    Notice Periods.   Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent:

(a)	prior to 10:00 a.m. (Toronto time) on the third Banking Day prior to the date of any drawdown of, rollover of, conversion into or conversion of a LIBOR Loan;

(b)	prior to 10:00 a.m. (Toronto time) on the second Banking Day prior to the date of any voluntary prepayment pursuant to Section 9.3 or any drawdown, rollover of or conversion into or conversion of a Bankers’ Acceptance; and

(c)	prior to 10:00 a.m. (Toronto time) on the first Banking Day prior to the date of any other drawdown, rollover or conversion.

ARTICLE  4
DRAWDOWNS

4.1    Drawdown Notice.   Subject to the terms and conditions hereof and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrower or waived by the Lenders in accordance with Section 14.14, the Borrower may have credit extended to it under either Credit Facility from time to time by way of drawdown by giving to the Administrative Agent an irrevocable notice (“Drawdown Notice”) in accordance with Section 3.11, in substantially the form of Schedule E hereto and specifying:

(a)	the Credit Facility under which the credit is to be extended;

(b)	the date the credit is to be extended;

(c)	whether the credit is to be extended by way of Loan or Bankers’ Acceptance;

(d)	in the case of any credit to be extended by way of Loan, the type of Loan and the principal amount of the Loan;

(e)	in the case of any credit to be extended by way of LIBOR Loan, the applicable Interest Period; and

(f)	in the case of any credit to be extended by way of Bankers’ Acceptances, the aggregate face amount of the Bankers’ Acceptances to be issued and the term of the Bankers’ Acceptances.

ARTICLE 5
ROLLOVERS

5.1    Bankers’ Acceptances.   Subject to the terms and conditions hereof and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.3, requested the Lenders to accept drafts of the Borrower to replace all or a portion of outstanding Bankers’ Acceptances under a particular Credit Facility as they mature, each Lender shall, on the maturity of such Bankers’ Acceptances, accept the Borrower’s draft or drafts having an aggregate face amount equal to its Pro Rata Share of the aggregate face amount of the matured Bankers’ Acceptances or the portion thereof to be replaced.

5.2    LIBOR Loans and BA Equivalent Loans.   Subject to the terms and condition hereof and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.3, requested the Lenders to continue to extend credit by way of LIBOR Loans or BA Equivalent Loans, as the case may be, to replace all or a portion of an outstanding LIBOR Loan or BA Equivalent Loan, as the case may be, under a particular Credit Facility as it matures, each Lender shall, on the maturity of such LIBOR Loan or BA Equivalent Loan, as the case may be, continue to extend credit to the Borrower by way of a LIBOR Loan or BA Equivalent Loan, as the case may be, (without a further advance of funds to the Borrower) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured LIBOR Loan or the matured BA Equivalent Loan, as the case may be. The provisions of Section 3.5 with respect to the payment of interest on a BA Equivalent Loan shall apply mutatis mutandis to any rollover of a BA Equivalent Loan pursuant to this Section 5.2.

5.3    Rollover Notice.   The notice to be given to the Administrative Agent pursuant to Section 5.1 or 5.2 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.11, shall be substantially in the form of Schedule F hereto and shall specify:

(a)	the Credit Facility under which the rollover is to occur;

(b)	the maturity date of the maturing Bankers’ Acceptances, BA Equivalent Loan or LIBOR Loan, as the case may be;

(c)	the face amount of the maturing Bankers’ Acceptances or the principal amount of the maturing LIBOR Loan or BA Equivalent Loan, as the case may be, and the portion thereof to be replaced;

(d)	in the case of a maturing LIBOR Loan, the Interest Period or Interest Periods of the replacement LIBOR Loans;

(e)	in the case of maturing Banker’s Acceptances, the aggregate face amount of the new Bankers’ Acceptances to be issued and the term or terms of the new Bankers’ Acceptances; and

(f)	in the case of maturing BA Equivalent Loans, the aggregate principal amount of the new BA Equivalent Loans and the term or terms of the new BA Equivalent Loans.

ARTICLE  6
CONVERSIONS

6.1    Converting Loan to Other Type of Loan.   Subject to the terms and conditions hereof and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Lenders to convert all or a portion of an outstanding Loan under a particular Credit Facility (other than a BA Equivalent Loan) into another type of Loan (other than a BA Equivalent Loan), each Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding LIBOR Loan, shall be the date on which the Loan matures), continue to extend credit to the Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted in the aggregate principal amount equal to such Lender’s Pro Rata Share of the principal amount of the Loan being converted or the Exchange Equivalent thereof.

6.2    Converting Loan to Bankers’ Acceptances.   Subject to the terms and conditions hereof and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Lenders to accept its drafts to replace all or a portion of an outstanding Loan under a particular Credit Facility and, if a LIBOR Loan or a BA Equivalent Loan is to be replaced the date of conversion is the date on which such Loan matures, each Lender shall, on the date of conversion, accept the Borrower’s draft or drafts having an aggregate face amount equal to its Pro Rata Share of the aggregate principal amount of such Loan or the portion thereof which is being converted or the Canadian Dollar Equivalent thereof.

6.3    Converting Bankers’ Acceptances to Loan.   Each Lender shall, on the maturity date of a Bankers’ Acceptance which such Lender has accepted, pay to the holder thereof the face amount of such Bankers’ Acceptance. Provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Lenders to convert all or a portion of outstanding maturing Bankers’ Acceptances under a particular Credit Facility into a Loan, each Lender shall, upon the maturity date of such Bankers’ Acceptances and the payment by such Lender to the holders of such Bankers’ Acceptances of the aggregate face amount thereof and concurrent with the payment by or on behalf of the Borrower to such Lender of the aggregate face amount of such Bankers’ Acceptances, extend credit to the Borrower by way of the Loan into which the matured Bankers’ Acceptances or a portion thereof are converted in the aggregate principal amount equal to its Pro Rata Share of the aggregate face amount of the matured Bankers’ Acceptances or the portion thereof which are being converted or the Exchange Equivalent thereof. Where a particular Lender has funded the Borrower by way of a BA Equivalent Loan rather than by way of Bankers’ Acceptances, the provisions of this Section 6.3 as they relate to Bankers’ Acceptances shall apply mutatis mutandis to such BA Equivalent Loan.

6.4    Conversion Notice.   The notice to be given to the Administrative Agent pursuant to Section 6.1, 6.2 or 6.3 (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.11, shall be substantially in the form of Schedule G hereto and shall specify:

(a)	the Credit Facility under which the conversion is to take place;

(b)	whether an outstanding Loan or Bankers’ Acceptances are to be converted and, if an outstanding Loan is to be converted, the type of Loan to be converted;

(c)	the date on which the conversion is to take place;

(d)	the face amount of the Bankers’ Acceptances or the portion thereof which is to be converted or the principal amount of the Loan or the portion thereof which is to be converted;

(e)	the type and amount of the Loan or Bankers’ Acceptances into which the outstanding Loan or Bankers’ Acceptances are to be converted;

(f)	if an outstanding Loan or Bankers’ Acceptances are to be converted into a LIBOR Loan, the applicable Interest Period of the new LIBOR Loan; and

(g)	if an outstanding Loan is to be converted into Bankers’ Acceptances, the aggregate face amount of the new Bankers’ Acceptances to be issued and the term or terms of the new Bankers’ Acceptances.

6.5    Absence of Notice.   Subject to the terms and conditions hereof, in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing LIBOR Loan shall be automatically converted to a Base Rate Canada Loan and a maturing Bankers’ Acceptance or BA Equivalent Loan shall be automatically converted to a Prime Rate Loan as though a notice to such effect had been given in accordance with Section 6.4.

6.6    Conversion After Default.   If a Default has occurred and is continuing at 10:00 a.m. (Toronto time) on the third Banking Day prior to the maturity date of a LIBOR Loan, BA Equivalent Loan or Bankers’ Acceptance, such LIBOR Loan shall automatically convert to a Base Rate Canada Loan and such BA Equivalent Loan or Bankers’ Acceptance shall automatically convert to a Prime Rate Loan as though a notice to such effect had been given in accordance with Section 6.4.

ARTICLE  7
INTEREST AND FEES

7.1    Interest Rates.   The Borrower shall pay to the Lenders, in accordance with Section 3.8, interest on the outstanding principal amount from time to time of each Loan (other than BA Equivalent Loans) and on the amount of overdue interest thereon from time to time, at the rate per annum equal to:

(i)	the Prime Rate plus 1.25% in the case of each Prime Rate Loan;

(ii)	the Alternate Base Rate Canada plus 1.25% in the case of each Base Rate Canada Loan; and

(iii)	LIBOR plus 2.25% in the case of each LIBOR Loan.

7.2    Interest In Advance.   Interest on each BA Equivalent Loan shall be paid in advance as provided in Section 3.5.

7.3    Calculation and Payment of Interest.

(a)	Interest on the outstanding principal amount from time to time of each Loan (other than BA Equivalent Loans) and on the amount of overdue interest thereon from time to time shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or the date on which such payment of overdue interest was due, as the case may be, to but excluding the date on which such Loan or such overdue interest, as the case may be, is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 365 or 366 in the case of a leap year (in the case of a Prime Rate Loan or Base Rate Canada Loan) or divided by 360 days (in the case of LIBOR Loan).

(b)	Accrued interest shall be paid,

(i)	in the case of interest on Prime Rate Loans and Base Rate Canada Loans, monthly in arrears on the 22nd day of each month; and

(ii)	in the case of interest on LIBOR Loans, on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such Loans are otherwise required to be repaid.

7.4    General Interest Rules.

(a)	For the purposes hereof, whenever interest is calculated on the basis of a year of 360 or 365 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365, respectively.

(b)	Interest on each Loan shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)	If the Borrower fails to pay any fee or other amount of any nature payable by it to the Administrative Agent or the Lenders hereunder (other than principal or interest) on the due date therefor or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to the Lenders interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to:

(i)	the Alternate Base Rate Canada plus 4% per annum in the case of overdue amounts denominated in U.S. dollars; and

(ii)	the Prime Rate plus 4% per annum in the case of all other overdue amounts.

        Such interest on overdue amounts shall become due and be paid on demand by the Administrative Agent.

7.5    Selection of Interest Periods.   With respect to each LIBOR Loan, the Borrower shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:

(a)	Interest Periods for LIBOR Loans shall have a duration of 1 month, 2 months, 3 months or 6 months;

(b)	the first Interest Period for a LIBOR Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(c)	if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

7.6    Acceptance Fees.   Upon the acceptance of any draft of the Borrower pursuant hereto, the Borrower shall pay to the Lenders, in accordance with Section 3.8, in advance, an acceptance fee calculated at the rate per annum, on the basis of a year of 365 days equal to 2.25% on the face amount of such Bankers’ Acceptance for its term, being the actual number of days in the period commencing on the date of acceptance of the Borrower’s draft and ending on but excluding the maturity date of the Bankers’ Acceptance. With respect to each drawdown by way of Bankers’ Acceptances, such acceptance fees shall be paid by the Lenders deducting the amount thereof from the BA Discounted Proceeds before the Lenders remit the BA Proceeds to the Administrative Agent as provided in Section 3.4(c). With respect to each rollover of and conversion into Bankers’ Acceptances, such acceptance fees shall be paid by the Borrower to the Administrative Agent as provided in Section 3.4(c). Each such payment is non-refundable and fully earned when due.

7.7    Standby Fees

(a)	Upon the last Banking Day of each Fiscal Quarter and upon the earlier of (x) the date upon which U.S. $40,000,000 has been extended by the Lenders to the Borrower under the NRT Facility, (y) March 1, 2006 and (z) the termination of the NRT Facility pursuant to Section 2.5, the Borrower shall pay to the Lenders in accordance with Section 3.8, in arrears:

(i)	a standby fee on the Available Wholly Committed NRT Credit calculated and accruing daily from and including October 19, 2005 at the rate per annum, calculated on the basis of a year of 365 days or 366 days in the case of a leap year, equal to 0.75% per annum during such period; and

(ii)	a standby fee on the Partially Committed NRT Credit calculated and accruing daily from and including October 19, 2005 at the rate per annum, calculated on the basis of a year of 365 days or 366 days in the case of a leap year, equal to 0.25% per annum during such period.

(b)	Upon the last Banking Day of each Fiscal Quarter and upon the termination of the RT Facility pursuant to Section 2.5, the Borrower shall pay to the Lenders in accordance with Section 3.8, in arrears, a standby fee on the Available RT Credit, calculated and accruing daily from the date of execution and delivery of this agreement at the rate per annum, calculated on the basis of a year of 365 days or 366 days in the case of a leap year equal to :

(i)	0.25% per annum during that portion of such period from and including October 19, 2005 to but excluding the date on which the conditions precedent set forth in Section 12.5(b) and (c) have been fulfilled or waived; and

(ii)	0.75% per annum during that portion of such period from and including the date on which the conditions precedent set forth in Sections 12.5(b) and (c) have been fulfilled or waived.

ARTICLE  8
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1    Conditions of Credit.   The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2    Change of Circumstances

(a)	If, after the date hereof, the introduction of or any change in or in the interpretation of, or any change in its application to any Lender of, any law or any regulation or guideline issued by any central bank or other governmental authority (whether or not having the force of law but, if not having the force of law, one with which a responsible commercial bank would comply), including, without limitation, any reserve or special deposit requirement or any tax (other than tax on a Lender’s general income or capital taxes or receipts and franchise taxes) or any capital requirement, has, due to a Lender’s compliance, the effect, directly or indirectly, of (i) increasing the cost to such Lender of performing its obligations hereunder; (ii) reducing any amount received or receivable by such Lender hereunder or its effective return hereunder or on its capital; or (iii) causing such Lender to make any payment or to forego any return based on any amount received or receivable by such Lender hereunder, then the Lender shall deliver to the Borrower a certificate setting out the reason for and the calculation of the relevant amount and, upon demand from time to time, the Borrower shall pay such amount as shall compensate such Lender for any such cost, reduction, payment or foregone return; provided that the Borrower shall be obligated under this Section 8.2(a) to compensate such Lender for capital adequacy requirements measured against its outstanding obligations hereunder only to the extent such capital adequacy requirements are in excess of the capital adequacy requirements as of the date hereof. Any certificate of a Lender in respect of the foregoing will be conclusive and binding upon the Borrower, except for manifest error, provided that such Lender shall determine the amounts owing to it in good faith using any reasonable averaging and attribution methods.

(b)	Each Lender agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the Borrower pursuant to Section 8.2(a), it will use reasonable efforts to make, fund or maintain the affected credit through another lending office or take such other actions as it deems appropriate if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 8.2(a), would be reduced and if, as determined by such Lender in its sole discretion, the making, funding or maintaining of such credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Lender and would not, in such Lender’s sole discretion, be commercially unreasonable.

(c)	Notwithstanding Section 8.2(a), the Borrower shall not be liable to compensate a Lender for any such cost, reduction, payment or foregone return:

(i)	occurring more than 120 days before receipt by the Borrower of the certificate described in Section 8.2(a); or

(ii)	if such compensation is not being claimed as a general practice from customers of such Lender who by agreement are liable to pay such or similar compensation.

8.3    Failure to Fund as a Result of Change of Circumstances.   If any Lender but not all of the Lenders who have Individual Commitments under a particular Credit Facility seeks additional compensation pursuant to Section 8.2(a) (the “Affected Lender”), then the Borrower may indicate to the Administrative Agent in writing that it desires to replace the Affected Lender with one or more of the other Lenders, and the Administrative Agent shall then forthwith give notice to the other Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitments and obligations under such Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Loan Documents to the extent they relate to such Credit Facility (but in no event shall any other Lender or the Administrative Agent be obliged to do so). If one or more Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata

Share of such credit of each Assenting Lender and the Individual Commitments and the obligations of such Assenting Lender under such Credit Facility and the rights and obligations of such Assenting Lender under each of the other Loan Documents to the extent they relate to such Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders under such Credit Facility) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitments and obligations and rights and obligations under each of the other Loan Documents to the extent they relate to such Credit Facility on a date mutually acceptable to the Assenting Lenders and the Borrower. On such date, the Assenting Lenders shall extend to the Borrower the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” in connection with such Credit Facility for purposes of this agreement and shall no longer have any obligations under such Credit Facility. Upon the assumption of the Affected Lender’s Individual Commitments as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitments of such Assenting Lender under such Credit Facility by the respective amounts of such assumption.

8.4    Indemnity Relating to Credits.   Upon notice from the Administrative Agent to the Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to the Administrative Agent or the Lenders such amount or amounts as will compensate the Administrative Agent or the Lenders for any loss, cost or expense incurred by them:

(a)	in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a LIBOR Loan or BA Equivalent Loan as a result of:

(i)	the failure of the Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan or a BA Equivalent Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

(ii)	the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan or a BA Equivalent Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above);

(b)	in converting United States dollars into Canadian dollars or Canadian dollars into United States dollars as a result of the failure of the Borrower to make repayments of outstanding credit hereunder in the currency in which such outstanding credit was denominated; or

(c)	with respect to any Bankers’ Acceptance, arising from claims or legal proceedings, and including reasonable legal fees and disbursements, respecting the obtaining of credit by the Borrower by way of such Bankers’ Acceptance, the collection of amounts owed by the Borrower hereunder in respect of such Bankers’ Acceptance or the enforcement of the Lenders’ rights hereunder in respect of such Bankers’ Acceptance including, without limitation, legal proceedings attempting to restrain the Lenders or any of them from paying any amount under such Bankers’ Acceptance.

8.5    Indemnity for Transactional and Environmental Liability

(a)	The Borrower hereby agrees to indemnify, exonerate and hold the Administrative Agent and each Lender (collectively, the “Indemnified Persons”, and individually, an “Indemnified Person”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs (including, without limitation, all documentary, recording, filing, mortgage or other stamp taxes or duties), charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Person is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees, out of pocket disbursements and amounts paid to the Indemnified Persons’ respective affiliates, employees, officers, directors and agents, paid, incurred or suffered by the Indemnified Persons or any of them as a result of, or arising out of, or relating to (i) any use made or to be made in whole or in part, directly or indirectly, with the proceeds of any credit obtained hereunder, or (ii) the execution, delivery, performance or enforcement of this agreement and any instrument, document or agreement executed pursuant hereto (collectively, in this Section 8.5(a), the “Indemnified Liabilities”), except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose (x) on account of the relevant Indemnified Person’s gross negligence or willful misconduct (y) from a claim brought by any Company against an Indemnified Person for breach in bad faith of such Indemnified Person’s obligations hereunder or under any other Loan Document, if the relevant Company has obtained a judgment in its favour of such claim by a court of competent jurisdiction.

(b)	Without limiting the generality of the indemnity set out in Section 8.5(a), the Borrower hereby further agrees to indemnify, exonerate and hold the Indemnified Persons free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable legal fees, out of pocket disbursements and amounts paid to the Indemnified Persons’ respective affiliates, employees, officers, directors and agents, of any and every kind whatsoever, paid, incurred or suffered by the Indemnified Persons or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, the Property or any part thereof of any Hazardous Material or (ii) the breach or violation of any Environmental Law by any Company (collectively, in this

Section 8.5(b), the “Indemnified Liabilities”), except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on (x) account of the relevant Indemnified Person’s gross negligence or willful misconduct (y) from a claim brought by any Company against an Indemnified Person for breach in bad faith of such Indemnified Person’s obligations hereunder or under any other Loan Document, if the relevant Company has obtained a judgment in its favour of such claim by a court of competent jurisdiction.

(c)	All obligations provided for in this Section 8.5 shall survive any termination of the Credit Facilities or this agreement and shall not be reduced or impaired by any investigation made by or on behalf of the Administrative Agent or any of the Lenders.

(d)	If, for any reason, the obligations of the Borrower pursuant to this Section 8.5 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law, except to the extent that a court of competent jurisdiction determines such obligations arose on account of the gross negligence or wilful misconduct of any Indemnified Person.

8.6    Payments Free and Clear of Taxes

(a)	Any and all payments made by the Borrower under or pursuant to any of the Loan Documents to the Administrative Agent or any of the Lenders or from the Administrative Agent to the Lenders on behalf of the Borrower shall be made free and clear of, and without deduction for, any and all present or future taxes, levies, imposts, deductions, charges, fees, duties or withholding or other charges of any nature imposed by any taxing authority, and all liabilities with respect thereto, imposed by any jurisdiction as a consequence or result of any action taken by the Borrower, including the making of any payment under or pursuant to any of the Loan Documents excluding, in the case of the Administrative Agent or any Lender, taxes imposed on its net income or capital taxes or receipts and franchise taxes (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as “Taxes”). If the Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable to the Administrative Agent or any Lender under or pursuant to any of the Loan Documents, the sum so payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 8.6) the Administrative Agent or such Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions been made.

(b)	The Borrower hereby indemnifies and holds harmless the Administrative Agent and each Lender for the full amount of Taxes, and for any incremental Taxes due to the Borrower’s failure to remit to the Administrative Agent and the Lenders the required receipts or other required documentary evidence or due to the Borrower’s failure to pay any Taxes when due to the appropriate taxing authority

(including, without limitation, any Taxes imposed by any jurisdiction on amounts payable under this Section 8.6) which are paid by the Administrative Agent or any Lender, as the case may be, and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally assessed. The Administrative Agent or any Lender who pays any Taxes shall promptly notify the Borrower of such payment and, if such payment was made pursuant to an incorrect or illegal assessment, shall reasonably cooperate with the Borrower, at the expense of the Borrower, in any dispute of such assessment. Payment pursuant to this indemnification shall be made within 30 days from the date the Administrative Agent or such Lender, as the case may be, makes written demand therefor, together with reasonable particulars of the calculation of the amount payable by the Borrower.

(c)	All obligations provided for in this Section 8.6 shall survive any termination of the Credit Facilities or this agreement and shall not be reduced or impaired by any investigation made by or on behalf of the Administrative Agent or any of the Lenders.

ARTICLE  9
REPAYMENTS AND PREPAYMENTS

9.1    Repayment of NRT Facility.   The Borrower shall pay to the Lenders the full amount of credit outstanding under the NRT Facility in six quarterly instalments as follows:

Date of Repayment	Amount of Repayment

June 30, 2006	U.S. $2,000,000

September 29, 2006	U.S. $7,575,000

December 29, 2006	U.S. $7,575,000

March 30, 2007	U.S. $7,575,000

June 29, 2007	U.S. $7,575,000

NRT Maturity Date	U.S. $7,700,000

On the NRT Maturity Date, the Borrower shall also pay all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto.

9.2    Repayment of RT Facility.   On the RT Maturity Date, the Borrower shall pay to the Lenders the full amount of the credit outstanding under the RT Facility together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto.

9.3    Voluntary Prepayments.   Subject to Section 9.4, the Borrower shall be entitled, at its option, to prepay all or any portion of the outstanding Loans (other than BA Equivalent Loans) under a particular Credit Facility at any time provided that Section 8.4 shall be complied with in connection with any prepayment. Prepayments pursuant to this Section 9.3 under the NRT Facility may not be reborrowed and shall be applied to the scheduled repayments of the NRT Facility set forth in Section 9.1 in inverse order of maturity. Prepayments pursuant to this Section 9.3 under the RT Facility may be reborrowed. Any prepayment must be in a minimum amount of Cdn. $3,000,000 (in the case of a Prime Rate Loan or U.S. $3,000,000 (in the case of a Base Rate Canada Loan or a LIBOR Loan).

9.4    Prepayment Notice.   The Borrower shall give written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 9.3. Such notice (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.11 and shall specify:

(a)	the Credit Facility under which the prepayment is to be made;

(b)	the date on which the prepayment is to take place; and

(c)	the type and principal amount of the Loan or the portion thereof which is to be prepaid.

9.5    Reimbursement Obligation for Maturing Bankers’ Acceptances.   The Borrower hereby unconditionally agrees to pay to each Lender on the maturity date (whether at stated maturity, by acceleration or otherwise) of each Bankers’ Acceptance accepted by such Lender the undiscounted face amount of such then-maturing Bankers’ Acceptance. The obligation of the Borrower to reimburse the Lenders for then-maturing Bankers’ Acceptances may be satisfied by the Borrower by:

(a)	paying to the Lenders, in accordance with Section 3.8, on the maturity date of the Bankers’ Acceptances an amount equal to the aggregate undiscounted face amount thereof, provided that the Borrower shall notify the Administrative Agent of its intention to reimburse the Lenders in such manner prior to 10:00 a.m. (Toronto time) on such maturity date;

(b)	replacing the maturing Bankers’ Acceptances with new Bankers’ Acceptances in accordance with Section 5.1; or

(c)	converting the maturing Bankers’ Acceptances into a Loan in accordance with Section 6.3 or 6.5.

        In no event shall the Borrower claim from the Lenders any grace period with respect to the aforesaid obligation of the Borrower to reimburse the Lenders.

9.6    Repayment of Credit Excess.   The Borrower shall repay to the Administrative Agent for the account of the Lenders on demand by the Administrative Agent the amount of any Credit Excess with respect to either Credit Facility existing from time to time, any such repayment to be made no later than one Banking Day after the making of such demand.

9.7    Currency of Repayment.   All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

ARTICLE  10
REPRESENTATIONS AND WARRANTIES

10.1    Representations and Warranties.   To induce the Lenders and the Administrative Agent to enter into this agreement and to extend credit to the Borrower hereunder from time to time, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent, as at the date hereof, as at the date of each extension of credit hereunder and as the last day of each Fiscal Quarter as follows and acknowledges and confirms that the Lenders and the Administrative Agent are relying upon such representations and warranties in executing this agreement and in extending credit hereunder:

(a)	Status and Power. The Borrower is a corporation duly incorporated and validly subsisting under the laws of the Province of Quebec. Gammon Holdings is a corporation duly incorporated and validly subsisting under the laws of Barbados. Gammon Mexico is a corporation duly incorporated and validly subsisting under the laws of Mexico. Each Company is duly qualified, registered or licensed in all jurisdictions where such qualification, registration or licensing is required except where the lack of such qualification, registration or licensing could not reasonably be expected to have a Material Adverse Effect. Each Company has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted and to otherwise enter into, and carry out the transactions contemplated by, the Loan Documents to which it is a party.

(b)	Authorization and Enforcement of Loan Documents. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Company of the Loan Documents to which it is a party. Each Company has duly executed and delivered the Loan Documents to which it is a party. The Loan Documents to which each Company is a party are legal, valid and binding obligations of such Company, enforceable against such Company by the other parties thereto in accordance with their respective terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, concurso mercantil, insolvency, moratorium, reorganization, fraudulent conveyance and other similar laws of general application limiting the enforcement of creditors’ rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies.

(c)	Compliance with Other Instruments. The execution, delivery and performance by each Company of the Loan Documents to which it is a party, and the consummation of the transactions contemplated herein and therein (i) do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of (A) the articles of incorporation or by-laws (or comparable constating documents) of, or any unanimous shareholder agreement relating to, any Company or (B) any law, regulation, judgment, decree or order binding on or applicable to any Company or to which its property is subject or any agreement, lease, licence, permit or other instrument to which any Company is a party or is otherwise bound or by which any Company benefits or to which any of its property is subject and (ii) do not require the consent or approval of any Official Body or any other Person which has not been obtained and provided to the Administrative Agent.

(d)	Financial Statements. The Financial Statements were prepared in accordance with GAAP consistently applied in accordance with past practice and no Material Adverse Change has occurred since July 31, 2005. The Financial Statements fairly present the financial condition of the Borrower as at the date thereof and the Financial Statements fairly present the results of operations, cash flow and income of the Borrower during the fiscal period covered thereby.

(e)	Mine Plan. The Mine Plan is complete and correct in all material respects and does not contain any untrue statement of any fact or omit to state any fact necessary to make such Mine Plan not misleading in any material respect.

(f)	Litigation, etc. There are no actions, suits, investigations, claims or proceedings which have been commenced or, to the knowledge of the Borrower, have been threatened in writing against or affecting any Company before any Official Body which contest any of the transactions contemplated in any of the Loan Documents. There are no actions, suits, investigations, claims or proceedings which have been commenced or, to the knowledge of the Borrower, have been threatened in writing against or affecting any Company before any Official Body which could reasonably be expected to have a Material Adverse Effect.

(g)	Title to Assets. Each Company has a good and marketable title to all of its property, assets and undertaking, free from any Liens other than the Permitted Liens, and no Person has any agreement or right to acquire any of the Secured Assets except as permitted hereunder.

(h)	Conduct of Business. No Company is in violation of any mortgage, franchise, licence, certificate of approval, permit, judgment, decree, order, statute, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets in a manner which could reasonably be expected to have a Material Adverse Effect. Each Company has all licenses, certificates of approval, permits, registrations, approvals and consents which are required to own its properties and assets and to operate its businesses where they are currently being operated, other than any the absence of which would not have a Material Adverse Effect.

(i)	Labour Matters. There are no strikes or any other labour disputes against any Company pending or threatened which could reasonably be expected to have a Material Adverse Effect. Hours worked by and payment made to employees of each Company have not been in violation of any Applicable Law dealing with such matters which could reasonably be expected to have a Material Adverse

Effect. All payments due from any Company on account of employee health and welfare insurance have been paid or accrued as a liability on the books of the relevant Company.

(j)	No Default. No Default or Event of Default exists or would result from the incurring by any Company of its Secured Obligations. No Company is in default under or with respect to any contractual obligation in any respect which, individually or together with all such defaults, could reasonably be expected to have a Material Adverse Effect.

(k)	Tax Returns and Taxes. Each Company has filed all tax returns and tax reports required by law to have been filed by it and has paid all taxes and governmental charges thereby shown to be owing, except any such taxes or charges which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books.

(l)	Environmental Compliance.

(i)	The Property and each part thereof (including underlying groundwater) is operated or used by the Companies in compliance with all Environmental Laws applicable thereto, except where non-compliance could not reasonably be expected to have a Material Adverse Effect.

(ii)	There are no commenced or threatened (in writing):

(A)	claims, complaints or notices received by any Company from an Official Body with respect to any alleged material violation of any Environmental Law by such Company, or

(B)	complaints, notices to, or investigations of, any Company from an Official Body regarding potential material liability of such Company under any Environmental Law;

notice of which has not been provided by the Borrower to the Administrative Agent.

(iii)	There are no releases of Hazardous Materials by any Company at, on or under the Property or any part thereof which would constitute a breach of any Environmental Law applicable thereto to the extent such release could reasonably be expected to have a Material Adverse Effect.

(iv)	Each Company has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations required under any Environmental Laws to own its properties and assets and to carry on its businesses, except where the non-issuance or non-compliance could not reasonably be expected to have a Material Adverse Effect.

(m)	French Form of Corporate Name. There is no French form of the corporate name of any Company other than, as concerns the Borrower, Ressources Gammon Lake Inc.

(n)	Location for Purposes of PPSA. For the purposes of Section 7(4) of the PPSA, each Company is located in jurisdiction set forth below:

Company	Location

Borrower	Nova Scotia
Gammon Holding	Nova Scotia
Gammon Mexico	Mexico

(o)	Locations of Tangible Assets. The addresses of all locations of the inventory, equipment and other tangible assets of each Company (other than inventory in transit) are as set out in Schedule B hereto. With respect to inventory located at a public warehouse, no Company has issued a negotiable document of title with respect thereto.

(p)	Consents, Approvals, etc. No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments which have not already been provided to the Administrative Agent are required to be entered into by any Person (i) to make effective the Security created or intended to be created by the Companies in favour of the Administrative Agent pursuant to the Security Documents, (ii) to ensure the perfection and the intended priority of such Security other than financing statements and other registrations made in connection with such Security or (iii) to implement the transactions contemplated by the Loan Documents.

(q)	Assets Insured. The Secured Assets are insured with insurers, in amounts, for risks and otherwise on terms which are reasonable in relation to the Secured Assets (subject to the amount of such deductibles as are reasonable and normal in the circumstances) against loss or damage and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which would prevent the recovery by the party or parties insured thereunder of the full amount of any insured loss. The named insured under all insurance policies maintained by the Companies are not in default under any of the material provisions contained in any such insurance policies.

(r)	Capital of Guarantors and Mexgold.

(i)	The authorized capital of Gammon Holdings consists of an unlimited number of ordinary shares, of which one ordinary share has been issued and is outstanding as fully paid and non-assessable. There are no outstanding warrants, options or other agreements which require or may require the issuance of any shares of Gammon Holdings or the issuance of any debt or securities convertible into shares of Gammon Holdings, there are no outstanding debt or securities convertible into shares of Gammon Holdings and there are no shares of Gammon Holdings allotted for issuance. The Borrower is the registered and beneficial owner of the one ordinary share of Gammon Holdings. There is no unanimous shareholder agreement with respect to Gammon Holdings.

(ii)	The authorized capital of Gammon Mexico is divided into fixed and variable portion represented by Series A common shares with par value of 1,000 pesos each, of which fifty Series A common shares representing the fixed portion of the capital stock have been issued and are outstanding as fully paid and non-assessable. There are no outstanding warrants, options or other agreements which require or may require the issuance of any shares of Gammon Mexico or the issuance of any debt or securities convertible into shares of Gammon Mexico, there are no outstanding debt or securities convertible into shares of Gammon Mexico and there are no shares of Gammon Mexico allotted for issuance. The Borrower and Gammon Holdings are the registered and beneficial owners of one Series A common share and forty-nine Series A common shares of Gammon Mexico, respectively. There is no unanimous shareholder agreement with respect to Gammon Mexico.

(iii)	The Borrower is the registered and beneficial owner of 11,900,000 common shares of Mexgold. 1,500,000 of those 11,900,000 common shares (the “Escrowed Shares”) are subject to the Mexgold Escrow Agreement. The Lenders and the Administrative Agent confirm that the Escrowed Shares, notwithstanding that the Security may have become enforceable pursuant to the terms of the Security Documents, shall remain in escrow subject to the terms and conditions of the Mexgold Escrow Agreement.

(s)	Subsidiaries. There are no Subsidiaries of the Borrower other than the Guarantors, Gammon Lake Resources (NS) Incorporated and Gammon Lake Resources (USA) Inc. There are no Subsidiaries of Gammon Holdings other than Gammon Mexico. There are no Subsidiaries of Gammon Mexico. Gammon Lake Resources (NS) Incorporated is an inactive corporation which has neither assets nor liabilities in excess of Cdn. $10,000. Gammon Lake Resources (USA) Inc.:

(i)	has no assets other than its obligations as lessee of certain immaterial office space in Tuscan, Arizona and related tangible personal property situate thereunder;

(ii)	generates no revenue; and

(iii)	carries on no business other than being responsible for the payment of certain salaries and expenses of certain key U.S.-based employees of the Borrower.

(t)	Real Property and Leases. No Company owns any real property as at the date hereof. Gammon Holdings is not the lessee of any real property as at the date hereof. Gammon Mexico has the legal possession and title to use the Ocampo Property, it is the owner of the constructions located at the Ocampo Property, and is in the process of acquiring ownership title to the Ocampo Property. The Borrower has delivered or made available to the Administrative Agent true and complete copies of any lease of real property to which the Borrower or Gammon Mexico is a party which the Administrative Agent has requested and all documents to which the Borrower or Gammon Mexico is a party affecting the rights or obligations of the Borrower or Gammon Mexico, as the case may be, thereunder including, without limitation, any non-disturbance and recognition agreements, subordination agreements, attachment agreements and agreements regarding the term or rental of any of such leases. Neither the Borrower or Gammon Mexico is in default of its material obligations thereunder nor has either such Company delivered or received any notice of default under any such lease (except as may have been promptly disclosed to the Administrative Agent).

(u)	Intellectual Property. Each Company owns or is licensed or otherwise has the right to use all Intellectual Property that is used in the operation of its business without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not have a Material Adverse Effect). No Company has received any notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which if determined against such Company could reasonably be expected to have a Material Adverse Effect. To the best knowledge of any Company, no present or former employee of any Company and no other Person owns or claims to own or has or claims to have any interest, direct or indirect, in whole or in part, in any Intellectual Property of any Company, that could reasonably be expected to have a Material Adverse Effect.

(v)	Employment and Labour Agreements. Other than an employment agreement with John Thornton, there are no employment agreements covering management of any Company and there are no collective bargaining agreements or other labour agreements covering any employees of any Company. A true and complete copy of each such agreement which the Administrative Agent has requested has been furnished to the Administrative Agent. Each Company is in compliance with the terms and conditions of all such collective bargaining agreements and other labour agreements except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

(w)	Liens. Subject to the requisite registrations of the Security Documents or filings thereof, the Liens granted to the Administrative Agent pursuant to the Security

Documents are fully perfected first priority Liens in and to the Secured Assets, subject only to Permitted Liens.

(x)	Brokers. No broker or finder acting on behalf of the Borrower brought about the obtaining, making or closing of the financing provided pursuant to this agreement and the Borrower has no obligation to any other Person in respect of any finder’s or brokerage fees in connection with the financing provided by this agreement.

(y)	Bank Accounts. The Companies do not maintain any bank accounts other than those set forth in Schedule B hereto or as may have been notified to the Administrative Agent pursuant to Section 11.1(m)(vii).

(z)	No Omissions. None of the representations and statements of fact set forth in this Section 10.1 omits to state any fact necessary to make any such representation or statement of fact not misleading in any material respect.

10.2    Survival of Representations and Warranties.   All of the representations and warranties of the Borrower contained in Section 10.1 shall survive the execution and delivery of this agreement and shall continue until all credit outstanding hereunder has been repaid and the Credit Facilities have been terminated notwithstanding any investigation made at any time by or on behalf of the Administrative Agent or any of the Lenders.

ARTICLE  11
COVENANTS

11.1    Affirmative Covenants.   The Borrower hereby covenants and agrees with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facilities have been terminated, and unless waived in writing in accordance with Section 14.14

(a)	Prompt Payment. The Borrower shall, and shall cause each other Company to, duly and punctually pay or cause to be duly and punctually paid to the Lenders and the Administrative Agent all amounts payable by the Companies under the Loan Documents at the times and places and in the currency and manner mentioned therein.

(b)	Financial and Other Reporting. The Borrower shall furnish the Administrative Agent with the following statements and reports (with sufficient copies for each Lender):

(i)	within 120 days after the end of each Fiscal Year, a copy of the audited consolidated financial statements of the Borrower with respect thereto and the respective auditors’ reports thereon;

(ii)	within 45 days after the end of each Fiscal Quarter, a copy of the unaudited consolidated financial statements of the Borrower with respect thereto;

(iii)	within 45 days after the end of each Fiscal Quarter and within 120 days after the end of each Fiscal Year, a duly executed and completed compliance certificate, in the form attached as Schedule C hereto, evidencing compliance with the terms of this agreement as well as any updated information with respect to Schedule B as required pursuant to Section 11.1(p);

(iv)	not later than 60 days prior to the first Fiscal Year beginning with the Fiscal Year ending December 31, 2007, the budgeted amount of Capital Expenditures and Exploration Expenditures for such Fiscal Year;

(v)	within 20 days of the last day of each calendar month, (x) a cashflow report of the Borrower with respect to its consolidated operation, such request to show actual results together with variance to budget, (y) a Borrowing Base Certificate setting out the Borrowing Base as at the last day of the preceding calendar month and (z) the progress report with respect to the Project prepared by Kappes, Cassidy and Associates;

(vi)	on or prior to October 31, 2005, a technical/engineering review/report prepared by the Independent Engineer in a form satisfactory to the Administrative Agent;

(vii)	within 60 days prior to each Fiscal Year, an annual budget of the Borrower (broken down on a monthly basis);

(viii)	contemporaneously with receipt by any Company of any reports provided to it by its engineer or other consultants with respect to the Project, a copy of such reports;

(ix)	within 90 days after each Fiscal Year, a life of mine plan;

(x)	promptly upon their execution, copies of any amendments, restatements, waiver or consents to the Mine Plan; and

(xi)	such additional financial or operating reports or statements as the Administrative Agent may, from time to time, reasonably require.

(c)	Corporate Existence. The Borrower shall, and shall cause each other Company to, preserve and maintain its legal existence in good standing and shall, and shall cause each other Company to, qualify and remain duly qualified to carry on business and own property in each jurisdiction in which failure to maintain such qualification would have a Material Adverse Effect.

(d)	Conduct of Business. The Borrower shall, and shall cause each other Company to, conduct its business in such a manner so as to comply in all respects with all Applicable Law (including, without limitation, Environmental Laws including laws relating to the discharge, spill, disposal or emission of Hazardous Materials), so as to observe and perform in all respects all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom except where failure to do so could not reasonably be expected to have a Material Adverse Effect. The Borrower shall, and shall cause each other Company to, perform all obligations incidental to any trust imposed upon it by statute and shall, and shall cause each other Company to, ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied. The Borrower shall, and shall cause each other Company to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business except where failure to do so could not reasonably be expected to have a Material Adverse Effect.

(e)	Use of Proceeds. The Borrower shall apply all of the proceeds of the credit obtained under the Credit Facilities to pay Capital Expenditures and other expenses related to building and operation of the Project.

(f)	Current Ratio. The Borrower shall maintain or cause to be maintained the Current Ratio, at all times:

(i)	from and including December 31, 2006 to and including March 30, 2007, at greater than or equal to 0.5 to 1;

(ii)	from and including March 31, 2007 to and including June 29, 2007, at greater than or equal to 0.75 to 1; and

(iii)	thereafter, at greater than or equal to 1.20:1.

(g)	Fixed Charge Coverage Ratio. The Borrower shall maintain or cause to be maintained at all times, to be tested quarterly, the Fixed Charge Coverage Ratio, from and including December 31, 2006, at greater than or equal to 1.25 to 1.

(h)	Proven and Probable Reserves. At all times the reported aggregate Reserves from producing properties to the extent of the interests of the Companies therein shall exceed 2,000,000 gold equivalent ounces.

(i)	Tangible Net Worth. The Borrower shall, at all times, maintain Tangible Net Worth in an amount greater than the aggregate of:

(i)	Cdn. $162,000,000; and

(ii)	the aggregate of 50% of Net Income for each Fiscal Quarter after the Fiscal Quarter ending July 31, 2005 which has been completed on or before the date of determination;

and, for the purposes of this covenant, (x) if Net Income for any Fiscal Quarter is a negative amount, it shall be deemed to be equal to zero and (y) Net Income shall be calculated for the Borrower on a consolidated basis.

(j)	Insurance. The Borrower shall maintain, and shall cause each other Company to maintain, on an individual or aggregate basis, with financially sound and reputable insurers, insurance with respect to the properties and business of the Companies against loss, damage, risk or liability of the kinds customarily insured against by Persons carrying on a similar business. The Borrower shall cause the Administrative Agent to be named in each such policy as secured party or mortgagee and lender’s loss payee and additional insured, as appropriate, in a manner acceptable to the Administrative Agent. Each policy of insurance shall contain a clause or endorsement requiring the insurer to give not less than twenty (20) days’ prior written notice to the Administrative Agent in the event of cancellation of the policy for any reason whatsoever and a clause or endorsement stating that the interest of the Administrative Agent shall not be impaired or invalidated by any act or neglect of any Company or the owner of any premises for purposes more hazardous than are permitted by such policy. All premiums for such insurance shall be paid by the Companies when due, and certificates of insurance and, if requested, photocopies of the policies shall be delivered to the Administrative Agent. The Borrower shall promptly notify the Administrative Agent of any loss, damage, or destruction to the Secured Assets, whether or not covered by insurance, in excess of U.S.$3,000,000. In the absence of any Default or Event of Default, the Borrower shall have the right to determine, whether and to what extent such proceeds shall be used for repair or replacement, provided the aggregate amount of such proceeds is not expected to exceed in excess of U.S.$3,000,000. If, however, any Default or Event of Default shall be continuing, or the aggregate amount of insurance proceeds is expected to be equal to or in excess of U.S.$3,000,000, the Majority Lenders may determine, in their sole discretion, whether the proceeds shall be used for repair or replacement. If neither an Event of Default nor a Default exists, and aggregate proceeds are expected to be less than U.S.$3,000,000, the Companies may negotiate a settlement regarding such proceeds with the insurance company and the Administrative Agent shall forward such proceeds to such Company. If, however, an Event of Default or a Default exists, or the aggregate amount of insurance proceeds is expected to be equal to or in excess of U.S.$3,000,000, the Administrative Agent shall collect the insurance proceeds directly and no Company shall enter into any settlement agreement with the applicable insurance company without the prior written consent of the Administrative Agent, which consent shall not be unreasonably withheld.

(k)	Taxes. The Borrower shall, and shall cause each other Company to, pay all taxes, rates, government fees and dues levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable (save and except when and so long as the validity of any such taxes, rates, fees, dues, levies, assessments or imposts is being contested in good faith by appropriate proceedings and adequate reserves shall have been set aside in the books of such Company), and the Borrower shall, and shall cause each other Company to, deliver to the Administrative Agent, when requested, written evidence of such payments.

(l)	Reimbursement of Expenses. The Company shall reimburse the Administrative Agent and the Lenders, on demand, for all reasonable costs, charges and expenses incurred by or on its behalf (including, without limitation, travel costs, out-of-pocket expenses and the reasonable fees and out-of-pocket disbursements of the Administrative Agent’s legal counsel, insurance consultant and the Independent Engineer) in connection with:

(i)	any review of the insurance policies relating to damage to or destruction of the Secured Assets;

(ii)	environmental audits and studies as required by the Majority Lenders;

(iii)	engineering reports;

(iv)	any review, inspection or appraisal of any security to be granted pursuant to the Security Documents;

(v)	the development, negotiation, preparation, execution, delivery, syndication, interpretation and enforcement of the Loan Documents and all other documentation ancillary to the completion of the transactions contemplated hereby or thereby and any amendments hereto or thereto and any waivers of any provisions hereof or thereof (whether or not consummated or entered into); and

(vi)	any lien search fees, recording and filing fees and stamp taxes relating to the transactions contemplated hereby.

(m)	Notices. The Borrower shall promptly notify the Administrative Agent:

(i)	of the occurrence of any Default or Event of Default, and of the occurrence or existence of any event or circumstance that foreseeably will become a Default or Event of Default and the action which the Borrower proposes to take or has taken with respect thereto;

(ii)	of the acquisition of any real property by any Company;

(iii)	of the lease of any new premises by any Company;

(iv)	of any new locations of tangible assets of any Company having an aggregate value in excess of U.S.$500,000 not disclosed in Schedule B hereto;

(v)	of any matter including (A) breach or non-performance of, or any default under, a contractual obligation of any Company; (B) any dispute, litigation, investigation, proceeding or suspension of or before any Official Body affecting any Company; or (C) the commencement of, or any development in, any litigation or proceeding affecting any Company, in each case which has resulted or is reasonably likely to result in a Material Adverse Effect;

(vi)	of the issuance of any new equity of either Guarantor; and

(vii)	of the opening up of any bank account of any Company notice of which has not previously been provided to the Administrative Agent.

Each notice under this Section shall be accompanied by a written statement by a senior officer of the Borrower setting forth details of the occurrence referred to therein, and stating what action the Borrower proposes to take with respect thereto and at what time. Each notice under clause (i) above shall describe with particularity any and all clauses or provisions of this agreement or other Loan Document that have been (or foreseeably will be) breached or violated.

(n)	Inspection of Assets and Operations. The Borrower shall, and shall cause each other Company, permit representatives of the Administrative Agent to inspect the Secured Assets and for that purpose to enter on the Property or any part thereof where any of the Secured Assets may be situated during reasonable business hours and upon reasonable notice (including site visits to the Project as considered necessary by the Agent or its engineering consultants for the ongoing monitoring of this agreement); provided, however, if a Default has occurred and is continuing, the foregoing limitation with respect to reasonable business hours and reasonable notice shall not apply.

(o)	Books and Records. The Borrower shall, and shall cause each other Company to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from its earnings all such proper reserves as required by GAAP and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours and upon reasonable notice and to discuss the affairs, finances and accounts of the Borrower or each other Company with the officers of the Borrower or such other Company and their auditors during reasonable business hours and upon reasonable notice; provided, however, if a Default has occurred and is continuing, the foregoing limitation with respect to reasonable business hours and reasonable notice shall not apply.

(p)	Change in Scheduled Information. If any of the information contained in Schedule B shall change the Borrower shall notify the Administrative Agent in writing of the details of such change at the time of the next delivery by the Borrower to the Administrative Agent pursuant to Section 11.1(b)(iii) and Schedule B shall thereupon be deemed to be amended accordingly.

(q)	Change of Name or Jurisdiction of Incorporation. If any Company changes its corporate name or its jurisdiction of incorporation or the jurisdiction of its location for the purposes of Section 7(4) of the PPSA or adopts a French form of its corporate name, the Borrower shall promptly notify the Administrative Agent in writing of the details of such change or adoption and Section 10.1(a), 10.1(m) or 10.1(n), as the case may be, shall thereupon be deemed to be amended accordingly.

(r)	Environmental Compliance. The Borrower shall, and shall cause each other Company to:

(i)	use and operate all of its facilities and properties in compliance with all Environmental Laws applicable to such facilities and properties, keep all permits, approvals, certificates, licenses and other authorizations relating to environmental matters and necessary for the operation of its business in effect and remain in material compliance therewith, and handle all Hazardous Materials in material compliance with all applicable Environmental Laws;

(ii)	permit the Administrative Agent and/or the Lenders to conduct inspections, audits and appraisals of all or any of the records, business and assets of such Company at any time and from time to time to ensure material compliance with Environmental Laws;

(iii)	promptly notify the Administrative Agent and provide copies upon receipt of all adverse written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws which could reasonably be expected to have a Material Adverse Effect, and shall promptly cure, have dismissed or otherwise resolved to the satisfaction of the Lenders any actions and proceedings relating to any such compliance with Environmental Laws, except for those being diligently contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books; and

(iv)	provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with the foregoing.

(s)	Designated Accounts. The Borrower shall, on or prior to October 30, 2005, open the Designated Accounts.

11.2    Performance of Covenants by Administrative Agent.   The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrower, perform any covenant of the Borrower under this agreement which the Borrower fails to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrower (unless so instructed by the Majority Lenders) and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrower's covenants or shall operate as a derogation of the rights and remedies of the Administrative Agent or the Lenders under this agreement or any other Loan Document or as a waiver of such covenant by the Administrative Agent or the Lenders. Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to the Administrative Agent on behalf of the Lenders on demand.

11.3    Restrictive Covenants.   The Borrower hereby covenants and agrees with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facilities have been terminated, and unless waived in writing in accordance with Section 14.14:

(a)	Liens. The Borrower shall not, and shall not suffer or permit any other Company to, enter into or grant, create, assume or suffer to exist any Lien affecting any of the Secured Assets other than Permitted Liens.

(b)	Indebtedness. The Borrower shall not, and shall not suffer or permit any other Company to, incur, assume or otherwise permit any Indebtedness other than Permitted Indebtedness.

(c)	Corporate Existence. The Borrower shall not, and shall not suffer or permit any other Company to, take part in any consolidation, amalgamation, merger, winding-up, dissolution, capital or corporate reorganization or similar proceeding or arrangement.

(d)	Change in Business. The Borrower shall not, and shall not suffer or permit any other Company to, discontinue its business or any material part thereof or change in any material manner the nature of its respective business.

(e)	Capital Expenditures or Exploration Expenditures.

(i)	The Borrower shall not incur Capital Expenditures in any Fiscal Year in excess of 110% of the budgeted amount of Capital Expenditures for such Fiscal Year (the unutilized portion of which may not, for certainty, be carried forward for the next Fiscal Year). The budgeted amounts for Capital Expenditures for the balance of the Fiscal Year ending December 31, 2005 shall be U.S.$30,000,000 and for the Fiscal Year ending December 31, 2006 shall be an amount equal to the aggregate of (x) U.S.$40,000,000 and (y) the amount, if any, by which U.S.$30,000,000 exceeds the actual amount of Capital Expenditures incurred by the Borrower for the balance of the Fiscal Year ending December 31, 2005. Thereafter the budgeted amount for Capital Expenditures for subsequent Fiscal Years shall be as provided by the Borrower to the Administrative Agent pursuant to Section 11.1(b)(iv) to the extent accepted by the Administrative Agent in writing.

(ii)	The Borrower shall not incur Exploration Expenditures in any Fiscal Year in excess of 110% of the budgeted amount of Exploration Expenditures for such Fiscal Year (the unutilized portion of which may not, for certainty, be carried forward for the next Fiscal Year). The budgeted amounts for Exploration Expenditures for the balance of the Fiscal Year ending December 31, 2005 shall be U.S.$600,000 and for the Fiscal Year ending December 31, 2006 shall be U.S.$2,400,000. Thereafter the budgeted amount for Exploration Expenditures for subsequent Fiscal Years shall be as provided by the Borrower to the Administrative Agent pursuant to Section 11.1(b)(iv) to the extent accepted by the Administrative Agent in writing.

(f)	Fiscal Year. The Borrower shall not change its Fiscal Year end.

(g)	Subsidiaries. The Borrower shall not have any Subsidiaries other than the Guarantors, Gammon Lake Resources (NS) Incorporated and Gammon Lake Resources (USA) Inc. and shall not suffer or permit either Guarantor to have any Subsidiaries other than Gammon Mexico being a Subsidiary of Gammon Holdings. The Borrower shall not suffer or permit:

(i)	Gammon Lake Resources (NS) Incorporated to carry on any business or have assets or liabilities in either case in excess of Cdn.$10,000; or

(ii)	Gammon Lake Resources (USA) Inc. to carry on any business other than as set forth in Section 10.1(s).

(h)	Transactions with Affiliates. Other than transactions with Compania Minera Technia S.A. consistent with the disclosure contined in the Borrower’s Revised Annual Information Form dated May 12, 2004, the Borrower shall not enter into any transaction including, without limitation, any management or consulting agreement with any affiliate of the Borrower (other than another Company).

(i)	Distributions. The Borrower shall not, and shall not suffer or permit any other Company to, make any Distribution.

(j)	Hedging Agreements. The Borrower shall not, and shall not suffer or permit any other Company to, enter into any Hedging Agreement for speculative purposes or enter into any Hedging Agreement with any counterparty on a margined basis.

(k)	Disposition of Assets. The Borrower shall not, and shall not suffer or permit any other Company to, directly or indirectly, sell, assign, lease, convey, transfer or otherwise dispose of (whether in one or a series of transactions and whether by way of Sale Leaseback or otherwise) any of the Secured Assets or enter into any agreement to do any of the foregoing except:

(i)	dispositions of inventory (including gold or silver extracted from the Project), or used, worn-out or surplus property, all in the ordinary course of business; or

(ii)	the sale of obsolete equipment for nominal consideration.

(l)	Investments. The Borrowers shall not, and shall not permit any other Company to, make any Investments in any Person, except:

(i)	extensions of trade credit and asset purchases in the ordinary course of business; and

(ii)	Investments by the Borrower in any Guarantor.

(m)	Acquisitions. The Borrowers shall not, and shall not suffer or permit any other Company to, make any Acquisitions (except for the Acquisition of the Ocampo Property).

(n)	Voluntary Prepayments. The Borrower shall not, and shall not suffer or permit any other Company to, make any voluntary prepayment of interest or principal under the Soyopa Indebtedness.

(o)	Amendments et al. The Borrower shall not, and shall not suffer or permit any other Company to, amend, modify, supplement, replace, waiver or terminate any provisions of any of the Mexgold Escrow Agreement or the Soyopa Documents.

ARTICLE  12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1    Conditions Precedent to All Credit.   The obligation of the Lenders to extend credit under the Credit Facilities is subject to fulfilment of the following conditions precedent at the time such credit is extended:

(a)	no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(b)	the Borrower shall have complied with the requirements of Article 4, Article 5 or Article 6, as the case may be, in respect of the relevant credit; and

(c)	there has not occurred a Material Adverse Change.

12.2    Conditions Precedent to Initial Extension of Credit under NRT Facility.   The obligations of the Lenders to extend credit by way of drawdown for the first time under the NRT Facility is subject to the prior or concurrent fulfilment, on or prior to October 31, 2005, of the following conditions precedent at the time such credit is extended:

(a)	the conditions precedent set forth in Section 12.1 have been fulfilled;

(b)	the Companies have duly executed and delivered (and notarized, if applicable) to the Administrative Agent the Fee Letter, the Guarantees and Security Documents, in form and substance satisfactory to the Administrative Agent;

(c)	completion of a review, to the satisfaction of the Lenders, of the Mine Plan;

(d)	completion by the Lenders, to their satisfaction, in their sole and absolute discretion, of due diligence with respect to the Companies (including, without limitation, the Companies’ operations, assets, business and property and tax, environmental and such other matters as they consider necessary. Such due diligence shall include, without limitation, due diligence with respect to the Project (including all financial, corporate governance and mining engineering aspects with respect thereto), environmental due diligence with respect to the Companies, all as may be deemed necessary or desirable by the Administrative Agent in its sole and absolute discretion;

(e)	receipt by the Administrative Agent of a “no fatal flaw” (or equivalent) letter from the Independent Engineer;

(f)	there shall exist no pending or threatened litigation, proceedings or investigations which (x) contest the consummation of the subject financing or (y) could reasonably be expected to have a Material Adverse Effect;

(g)	the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i)	a duly certified copy of the Mexgold Escrow Agreement and the Soyopa Document;

(ii)	a duly certified copy of the articles of incorporation or similar documents and by-laws of each Company;

(iii)	a duly certified resolution of the board of directors of each Company authorizing it to execute, deliver and perform such Company’s obligations under the Loan Documents to which it is a party;

(iv)	a certificate of a senior officer of each Company setting forth specimen signatures of the individuals authorized to sign on behalf of such Company;

(v)	a certificate of status or good standing of such Company (where available) issued by the appropriate governmental body or agency of the jurisdiction in which such Company is incorporated or formed;

(vi)	a certificate of a senior officer of the Borrower certifying that no Default has occurred and is continuing or would occur or continue immediately after making such initial extension of credit;

(vii)	share certificates evidencing (x) all shares of Mexgold Resources Inc. owned by the Borrower (other than the Escrowed Shares), (y) all shares of Gammon Mexico owned by the Borrower and Gammon Holdings, and (z) all shares of Gammon Holdings owned by the Borrower, each duly endorsed in blank or with appropriate stock transfer powers of attorney;

(viii)	opinions of the Companys’ legal counsel with respect to, inter alia, the Companies, the enforceability of the Loan Documents and as to such other matters as the Administrative Agent may reasonably request, and otherwise in form and substance satisfactory to the Administrative Agent;

(h)	other than as concerns the Security Document referred to in paragraph 8 of Schedule H, all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, are desirable or required to make effective the Administrative created or intended to be created by the Companies in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended priority of the Security; and

(i)	the Borrower shall have paid to the Administrative Agent and the Lenders all fees and expenses required to be paid on or before the said initial extension of credit pursuant to the terms of the Loan Documents.

12.3    Conditions Precedent to Initial Extension of Credit under the NRT Facility in excess of U.S.$20,000,000.   The obligations of the Lenders to extend credit by way of drawdown for the first time under the NRT Facility, where immediately following such extension of credit the aggregate amount of credit outstanding under the NRT Facility would exceed U.S. $20,000,000, is subject to the prior or concurrent fulfilment of the following conditions precedent at the time such credit is extended:

(a)	receipt by the Administrative Agent of evidence satisfactory to it that with respect to the Project:

(i)	the Rosario, Upper Coffer and Lower Coffer Dams have been completed and are impounding water;

(ii)	the first phase for kitchen, dining facilities, ablutions and sleeping quarters has been completed and occupied by 250 contractor staff personnel and the final phase for an additional 250 contractor staff has been completed for occupation;

(iii)	power generation sets for placing heap leach facilities into production has been delivered and placed; and

(iv)	drilling and blasting for the mill facilities earthworks has been completed with finish grading in process;

in each case in a manner consistent with the Mine Plan.

12.4    Conditions Precedent to Initial Extension of Credit under the NRT Facility in excess of U.S.$30,000,000.   The obligations of the Lenders to extend credit by way of drawdown for the first time under the NRT Facility, where immediately following such extension of credit the aggregate amount of credit outstanding under the NRT Facility would exceed U.S. $30,000,000, is subject to the prior or concurrent fulfilment of the following conditions precedent at the time such credit is extended:

(a)	receipt by the Administrative Agent of evidence satisfactory to it that with respect to the Project:

(i)	25,000 square metres of the heap leach pad lining has been placed and the overliner and crushed ore has begun to be stacked on the lined heap leach pads;

(ii)	the power supply and distribution system has become functional to supply power to the heap leach operations on a stand alone basis;

(iii)	the crusher high grade line has become functional; and

(iv)	the full complement of trucks, shovels, drills, dozers, graders and support gear necessary for pre-production of feasibility ore and waste material has become operational in the open pit;

in each case in a manner consistent with the Mine Plan.

12.5    Conditions Precedent to Initial Extension of Credit under RT Facility.   The obligations of the Lenders to extend credit by way of drawdown for the first time under the RT Facility is subject to the prior or concurrent fulfilment, on or prior to March 31, 2006, of the following conditions precedent at the time such credit is extended:

(a)	the conditions precedent set forth in Section 12.1 have been fulfilled; and

(b)	the credit under the NRT Facility has been fully utilized; and

(c)	the Borrower shall have paid to the Administrative Agent and the Lenders all fees and expenses required to be paid on or before the said initial extension of credit.

12.6    Waiver.   The terms and conditions of Sections 12.1, 12.2, 12.3, 12.4 and 12.5 are inserted for the sole benefit of the Administrative Agent and the Lenders, and the Lenders may waive such terms and conditions in accordance with Section 14.14, in whole or in part, with or without terms or conditions, without prejudicing their right to assert the terms and conditions of Section 12.1 in whole or in part in respect of any subsequent extension of credit.

ARTICLE  13
DEFAULT AND REMEDIES

13.1    Events of Default.   Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a)	a breach of any of Section 9.1, 9.2 or 9.6;

(b)	the non-payment of any amount due hereunder or under any other Loan Document (other than the payment pursuant to Section, 9.1, 9.2 or 9.6) within three Banking Days after the due date therefor;

(c)	the commencement of proceedings for the dissolution, liquidation or winding-up of any Company or for the suspension of the operations of any Company (provided that, if such proceedings are commenced by another Person, such proceedings shall only constitute an Event of Default if (i) such proceedings are not being diligently defended or (ii) such proceedings have not been discharged, vacated or stayed within 30 days after commencement);

(d)	any Company ceases to carry on its business or is adjudged or declared bankrupt, concurso mercantil or insolvent or admits in writing its inability to pay debts as they become due or makes an assignment for the general benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or files a notice of intention to file a proposal, or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, concurso mercantil, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (provided that, if such proceedings are commenced by another Person, such proceedings shall only constitute an Event of Default if (i) such proceedings are not being diligently defended or (ii) such proceedings have not been discharged, vacated or stayed within 30 days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian for it or any such part of its property;

(e)	any representation or warranty made or deemed made by the Borrower in Section 10.1(g), 10.1(j) or 10.1(w) proves to have been incorrect in any respect when made or furnished;

(f)	any representation or warranty made or deemed made by any Company in any Loan Document or in any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein (other than those referred to in Section 13.1(e)) proves to have been incorrect in any respect when made or furnished which has not been remedied within five Banking Days after written notice to do so has been given by the Administrative Agent to the Borrower;

(g)	the breach or failure of due observance or performance by the Borrower of Section 11.1(e), 11.1(f), 11.1(g), 11.1(h) or 11.1(i) or any provision of Section 11.3;

(h)	the breach or failure of due observance or performance by any Company of any covenant or provision of any of the Loan Documents, other than those heretofore or hereafter dealt with in this Section 13.1, or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein which is not remedied within ten Banking Days after written notice to do so has been given by the Administrative Agent to the Borrower;

(i)	the breach or failure of due observance or performance by any Company of any covenant or provision of any material contract which is not remedied within ten Banking Days after written notice to do so has been given by the Administrative Agent to the Borrower;

(j)	a writ, execution, attachment or similar process is issued or levied against all or any portion of the Secured Assets in connection with any judgment against any Company in excess of U.S.$1,000,000, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy;

(k)	one or more encumbrancers or lienors enforce their security or other remedies against any part of the Secured Assets having a fair market value in excess of U.S.$1,000,000;

(l)	any Company (i) fails to make any payment in respect of any of its Indebtedness in excess of U.S.$100,000 when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace or notice period, if any, specified in the relevant document on the date of such failure; or (ii) fails to perform or observe any condition or covenant, or any other event shall occur or condition exist, under any agreement or instrument relating to any of its Indebtedness in excess of U.S.$100,000 and the holder or holders of such Indebtedness or beneficiary or beneficiaries of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) are able to cause such Indebtedness to be declared to be due and payable prior to its stated maturity or such Indebtedness which is a contingent obligation has become payable on notice;

(m)	any one or more of the Guarantees or the Security Documents is determined by a court of competent jurisdiction not to be valid and enforceable by the Administrative Agent or the Lenders, as the case may be, against the relevant Company, and any such document has not been replaced by a valid and enforceable document and equivalent in effect to such document, assuming such document had originally been valid and enforceable, in form and substance acceptable to the Administrative Agent, within thirty (30) days of such determination, provided, however, that such grace period shall only be provided if the relevant Company actively cooperates with the Administrative Agent to so replace such document;

(n)	the occurrence of a Material Adverse Change;

(o)	any Person or combination of Persons acting in concert acquires direct or indirect beneficial ownership of more than 20% of the outstanding voting securities of the Borrower;

(p)	the leach pad of the Project not having become operational (ie four gold pours at the Project each of at least 10,000 gold equivalent ounces) in a manner consistent with the Mine Plan on or prior to April 28, 2006;

(q)	the mill of the Project not having contributed at least 10,000 gold equivalent ounces) in a manner consistent with the Mine Plan on or prior to June 30, 2006; or

(r)	the Mine not achieving its gold/silver output targets of at least 38,800 gold equivalent ounces for the December, 2005 — April, 2006 period;

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate all of the Credit Facilities, declare all indebtedness of the Borrower to the Lenders pursuant to this agreement (including the face amount of all Bankers’ Acceptances issued and outstanding hereunder) and all accrued and unpaid interest and fees hereunder to be immediately due and payable, whereupon all of the Credit Facilities shall terminate, all such indebtedness shall immediately become and be due and payable and the Administrative Agent may enforce or cause to be enforced the Security (provided, however, that all of the Credit Facilities shall terminate, all such indebtedness of the Borrower to the Lenders shall automatically become due and payable and the Security shall become immediately enforceable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above). With respect to any Bankers’ Acceptances outstanding at the time all such indebtedness becomes immediately due and payable, the Borrower shall forthwith deposit with the Administrative Agent cash collateral in an amount equal to the aggregate face amount of the Bankers’ Acceptances, to be held terms and conditions satisfactory to the Administrative Agent, and upon such deposit having been made the Borrower shall have no further liability to the Lenders with respect to such Bankers’ Acceptances.

13.2    Remedies Cumulative.   The Borrower expressly agrees that the rights and remedies of the Administrative Agent and the Lenders under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Administrative Agent or any of the Lenders of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default.

13.3    Set-Off.   In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such rights, the Administrative Agent and each Lender is authorized, at any time that an Event of Default has occurred and is continuing and without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Administrative Agent or such Lender, as the case may be, to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to the Administrative Agent or such Lender, as the case may be, under this agreement.

ARTICLE  14
THE ADMINISTRATIVE AGENT

14.1    Appointment and Authorization of Administrative Agent.

(a)	Each Lender hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Loan Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Loan Documents as are delegated to the Administrative Agent by such Lender by the terms hereof, together with such powers as are reasonably incidental thereto. Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Lenders for any action taken or omitted to be taken by it or them hereunder or thereunder or in connection herewith or therewith, except for its own gross negligence or wilful misconduct and each Lender hereby acknowledges that the Administrative Agent is entering into the provisions of this Article 14 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

(b)	Without prejudice to the provisions of Section 14.1(a) or under any other Loan Document and to the extent applicable, each of the Lenders hereby acknowledges that the Administrative Agent (or a collateral agent designated by the Administrative Agent) shall, for the purposes of holding any security granted by the Borrower on the property of the Borrower pursuant to the laws of the Province of Quebec, be the holder of an irrevocable power of attorney (fondé de pouvoir) (within the meaning of Article 2692 of the Civil Code of Quebec) for all present and future Lenders and in particular for all present and future holders of any bond issued by the Borrower to the Administrative Agent and secured by a hypothec granted by the Borrower pursuant to the laws of the Province of Quebec. Each of the Lenders hereby irrevocably constitutes, to the extent necessary, the Administrative Agent (or such designated collateral agent) as the holder of such irrevocable power of attorney (fondé de pouvoir) (within the meaning of Article 2692 of the Civil Code of Quebec) in order to hold security granted by the Borrower in the Province of Quebec. Each Transferee shall be deemed to have confirmed and ratified the constitution of the Agent as the holder of such irrevocable power of attorney (fondé de pouvoir) by execution of the relevant form of assignment. Notwithstanding the provisions of Section 32 of An Act respecting the Special Powers of Legal Persons (Quebec), the Borrower and the Lenders irrevocably agree that the Administrative Agent may acquire and be the holder of any bond issued by the Borrower and secured by a hypothec granted by the Borrower pursuant to the laws of the Province of Quebec at any time and from time to time. The Borrower hereby acknowledges that any such bond constitutes a title of indebtedness, as such term is used in Article 2692 of the Civil Code of Quebec.

14.2    Interest Holders.   The Administrative Agent may treat each Lender set forth in Schedule A hereto or the person designated in the last notice delivered to it under Section 15.6 as the holder of all of the interests of such Lender under the Loan Documents.

14.3    Consultation with Counsel.   The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the Lenders and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4    Documents.   The Administrative Agent shall not be under any duty to the Lenders to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Loan Documents or any instrument, document or communication furnished pursuant to or in connection with the Loan Documents and the Administrative Agent shall, as regards the Lenders, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5    Administrative Agent as Lender.   With respect to those portions of the Credit Facilities made available by it, the Administrative Agent shall have the same rights and powers under the Loan Documents as any other Lender and may exercise the same as though it were not the Administrative Agent. The Administrative Agent and its affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower and its affiliates and Persons doing business with the Borrower and/or any of its affiliates as if it were not the Administrative Agent and without any obligation to account to the Lenders therefor.

14.6    Responsibility of Administrative Agent.   The duties and obligations of the Administrative Agent to the Lenders under the Loan Documents are only those expressly set forth herein. The Administrative Agent shall not have any duty to the Lenders to investigate whether a Default or an Event of Default has occurred. The Administrative Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Lender that such Lender considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

14.7    Action by Administrative Agent.   The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Lenders by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1 or instruct the Administrative Agent to exercise any rights under the Security Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders. The Administrative Agent shall incur no liability to the Lenders under or in respect of any of the Loan Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Loan Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Lenders. In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8    Notice of Events of Default.   In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Loan Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request. If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Loan Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Loan Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

14.9    Responsibility Disclaimed.   The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a)	to the Borrower or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Lender or Lenders of any of its or their obligations under any of the Loan Documents;

(b)	to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, the Borrower of any of its obligations under any of the Loan Documents; or

(c)	to any Lender or Lenders for any statements, representations or warranties in any of the Loan Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Loan Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Loan Documents or any other document contemplated hereby or thereby.

14.10    Indemnification.   The Lenders agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower) pro rata according to the Pro Rata Share of each of them from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Loan Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Loan Documents or any document contemplated hereby or thereby, except that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that a court of competent jurisdiction determines arose on account of the gross negligence or wilful misconduct of the Administrative Agent.

14.11    Credit Decision.   Each Lender represents and warrants to the Administrative Agent that:

(a)	in making its decision to enter into this agreement and to make its Pro Rata Share of each Credit Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Companies and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)	so long as any portion of either Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Companies.

14.12    Successor Administrative Agent

(a)	Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Lenders. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Lenders and with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of $250,000,000 and has an office in Toronto.

(b)	Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent pursuant to Section 14.12(a), such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Lender) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Lender). After any retiring Administrative Agent’s resignation or removal hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13    Delegation by Administrative Agent.   The Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14   Waivers and Amendments

            (1)     For so long as The Bank of Nova Scotia holds more than 50% of the aggregate of the Individual Commitments of the Lenders, any term, covenant or condition of any of the Loan Documents may only be amended with the prior consent of the Borrower and The Bank of Nova Scotia and one other Lender or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by The Bank of Nova Scotia and one other Lender and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(2)	(a) Provided The Bank of Nova Scotia holds 50% or less of the aggregate Individual Commitments and subject to Sections 14.14(2)(b) any term, covenant or condition of any of the Loan Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)	Notwithstanding Section 14.14(2)(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:

(i)	increase the amount of either Credit Facility, the amount of either Credit Limit or the amount of the Individual Commitment of any Lender with respect to either Credit Facility;

(ii)	extend the NRT Maturity Date or the RT Maturity Date;

(iii)	extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of the Credit Facilities;

(iv)	change the percentage of the Lenders’ requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

(v)	reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this agreement;

(vi)	permit any subordination of any of the Secured Obligations of any Company;

(vii)	permit the sale, assignment, lease, conveyance, transfer or other disposition of any of the Secured Assets (other than in accordance with the terms hereof);

(viii)	release or discharge (or amend in a manner which would have that effect) any of the Security Documents, in whole or in part (other than a release or discharge of Security pursuant to Section 14.27); or

(ix)	alter the terms of this Section 14.14.

(c)	No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of any of the Administrative Agent shall be effective without the prior written consent of such party.

14.15    Determination by Administrative Agent Conclusive and Binding.   Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.

14.16    Adjustments among Lenders after Acceleration.

(a)	The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facilities, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their Pro Rata Shares thereof with respect to each Credit Facility immediately prior to such acceleration, cancellation or termination.

(b)	The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facilities, the amount of any repayment made by the Borrower under this agreement, and the amount of any Proceeds of Realization, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to each Credit Facility immediately prior to such acceleration, cancellation or termination.

(c)	For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(b) and 14.16(c), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise) on account of any monies owing or payable by the Borrower to it hereunder in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Lenders hereunder.

(d)	The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17    Redistribution of Payment.   If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it under a particular Credit Facility which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of such Credit Facility (having regard to the respective Individual Commitments of the Lenders with respect to such Credit Facility), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

14.18    Distribution of Notices.   Promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders.

14.19    Determination of Exposures

        Prior to any distribution of Cash Proceeds of Realization to the Lenders, the Administrative Agent shall request each Lender to provide to the Administrative Agent a written calculation of such Lender’s Exposure, each such calculation to be certified true and correct by the Lender providing same. Each Lender shall so provide such calculation within two Banking Days following the request of the Administrative Agent. Any such calculation provided by a particular Lender which is approved by the Administrative Agent shall, absent manifest error, constitute prima facie evidence of such Lender’s Exposure at such time. If the Administrative Agent does not approve any such calculation provided by a particular Lender, the Administrative Agent and such Lender shall, expeditiously and in good faith, make a determination of such Lender’s Exposure which the Administrative Agent approves. With respect to each determination of the Exposure of the Lenders, the Administrative Agent shall promptly notify the Lenders. For the purposes of determining a particular Lender’s Exposure as of a particular date:

(a)	the Exposure of a Lender under this agreement, the Guarantees and the Security Documents shall be the aggregate amount (expressed in United States dollars) owing to such Lender thereunder on such date;

(b)	the Exposure of a Lender in respect of a cash management agreement shall be the amount (expressed in United States dollars) which would be owing by the Borrower thereunder on such date if such agreement was terminated on such date; and

(c)	the Exposure of a Lender in respect of Secured Hedging Agreements shall be measured as the net exposure of such Lender under all Secured Hedging Agreements with the Borrower to which such Lender is a party, being the aggregate exposure of such Lender thereunder less the aggregate exposure of the Borrower thereunder; the exposure of party to a Secured Hedging Agreement shall be, in the case of a Secured Hedging Agreement which has not been terminated as of such date, the total amount which such party would be obligated to pay to the other party under such Secured Hedging Agreement in the event of the early termination by such other party as of such date of such Secured Hedging Agreement as a result of the occurrence of a default or event of default (however specified or designated) with respect to such party thereunder or, in the case of a Secured Hedging Agreement which has been terminated as of such date, the total amount which such party is obligated to pay to the other party under such Secured Hedging Agreement, in each case expressed in United States dollars.

14.20    Decision to Enforce Security.   Upon the Security becoming enforceable in accordance with its terms, the Administrative Agent shall promptly so notify each of the Lenders. Any Lender may thereafter provide the Administrative Agent with a written request to enforce the Security. Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which the Security should be enforced. In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Lenders. The Administrative Agent shall promptly notify the Lenders of all instructions and approvals of the Majority Lenders. If the Majority Lenders instruct the Administrative Agent to enforce the Security, each of the

Lenders agree to accelerate the Secured Obligations owed to it in accordance with and to the extent permitted under the relevant Secured Hedging Agreements.

14.21    Enforcement.   The Administrative Agent reserves the sole right to enforce, or otherwise deal with, the Security and to deal with the Borrower in connection therewith; provided, however, that the Administrative Agent shall so enforce, or otherwise deal with, the Security as the Majority Lenders shall instruct.

14.22    Application of Cash Proceeds of Realization.

(a)	All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Administrative Agent and disposed of, or realized upon, by the Administrative Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

(b)	Subject to the claims, if any, of secured creditors of the Companies whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Lenders shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i)	firstly, to the payment of all reasonable costs and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Security Documents or the Guarantees and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including, without limitation, all legal fees and disbursements) in the exercise of all or any powers granted to it under the Security Documents;

(ii)	secondly, in payment of all amounts of money borrowed or advanced by the Administrative Agent or such Receiver pursuant to the Security Documents and any interest thereon;

(iii)	thirdly, to the payment or prepayment of the Secured Obligations of the Borrower (including holding as cash collateral to be applied against Secured Obligations of the Borrower which have not then matured) to the Creditors pro rata in accordance with their relative Exposures; and

(iv)	the balance, if any, to the Borrower or otherwise in accordance with Applicable Law.

14.23    Guarantees and Security Documents

        The Guarantees and the Security Documents shall be entered into in favour of the Administrative Agent for the rateable benefit of the Creditors. The Administrative Agent declares that it shall hold the Security, the Secured Assets charged by the Security Documents and the rights granted to it under the Loan Documents for its own benefit and in its capacity as agent (and fondé de pouvoir) for the rateable benefit of each Creditors.

14.24    Survival

        The provisions of this Article 14 and all other provisions of this agreement which are necessary to give effect to each of the provisions of this Article 14 shall survive until the satisfaction in full of all of the Secured Obligations of the Borrower and the termination of all the commitments of the Creditors with respect thereto.

14.25    Entering into Contracts.   The Administrative Agent may enter into any Loan Document as agent for and on behalf of the Lenders.

14.26    Other Security Not Permitted.   None of the Lenders shall be entitled to enjoy any Lien with respect to any of the Secured Assets other than the Security.

14.27    Discharge of Security.   To the extent a sale or other disposition of the Secured Assets is permitted pursuant to the provisions hereof, the Lenders hereby authorize the Administrative Agent, at the cost and expense of the Borrower, to instruct the Administrative Agent to execute such discharges and other instruments which are necessary for the purposes of releasing and discharging the Security therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section

ARTICLE 15
MISCELLANEOUS

15.1    Waivers.   No failure or delay by the Administrative Agent, the Lenders or the Majority Lenders in exercising any remedy, right or power hereunder or otherwise shall operate as a waiver thereof, except a waiver which is specifically given in writing by the Administrative Agent, and no single or partial exercise of any power, right or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other power, right or privilege.

15.2    Notices.   All notices, demands and other communications provided for in this agreement shall be in writing and shall be personally delivered to an officer of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses or telefacsimile numbers, as the case may be, set opposite the party’s name on the signature page hereof (in the case of the Borrower and the Administrative Agent) or set forth in Schedule A hereto (in the case of the Lenders) or at or to such other address or addresses or telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was made prior to 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was made prior to 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

15.3    Severability.   Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

15.4    Counterparts.   This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

15.5    Successors and Assigns; No Third Party Rights or Liabilities.   This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this agreement will be construed to give any Person other than the parties hereto any legal or equitable right, remedy, or claim under or with respect to this agreement or any provision of this agreement. This agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties hereto and their successors and assigns.

15.6    Assignment.

(a)	Neither the Loan Documents nor the benefit thereof may be assigned by the Borrower.

(b)	A Lender may at any time sell to one or more other Persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of the Lender hereunder or any other interest of the Lender hereunder. In the event of any such sale by a Lender of a participating interest to a Participant, the Lender’s obligations under this agreement to the Borrower shall remain unchanged, the Lender shall remain solely responsible for the performance thereof and the Borrower shall continue to be obligated to the Lender in connection with the Lender’s rights under this agreement. The Borrower agrees that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this agreement. The Borrower also agrees that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder; provided, that no Participant shall be entitled to receive any greater amount pursuant to such Article than the Lender would have been entitled to receive in respect of the amount of the participation transferred by the Lender to such Participant had no such transfer occurred.

(c)	With the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), a Lender may at any time sell all or any part of its rights and obligations under the Loan Documents to one or more Persons (“Purchasing Lenders”), provided (prior to the occurrence and continuance of an Event of Default) such sale is for an amount of at least U.S.$5,000,000 or such lesser amount as would represent the entire interest of such Lender. Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Loan Documents and each of the Purchasing Lenders shall become a party to the Loan Documents to the extent of the interest so purchased. Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of U.S.$3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule D hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Loan Documents as a Lender and has agreed to specific Individual Commitments and a specific address and telefacsimile number for the purpose of notices as provided in Section 15.2. Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitments, address and telefacsimile number as aforesaid and the Individual Commitments of the Lender making such assignment shall be deemed to be reduced by the respective amounts of the Individual Commitments of the Purchasing Lender.

(d)	The Borrower authorizes the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Companies which has been delivered to them by or on behalf of the Borrower pursuant to this agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Borrower prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law.

15.7    Entire Agreement.   The Loan Documents and the agreements referred to therein and delivered pursuant thereto constitute the entire agreement between the parties hereto and supersede any prior agreements, commitment letters, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

15.8    Further Assurances.   The Borrower shall, and shall cause the Guarantors to, from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Loan Documents or any agreement delivered pursuant hereto or thereto and such additional security, legal opinions, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions and negotiable documents of title in connection with the property and assets of the Companies, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time request, to ensure (i) that all Secured Assets are subject to a Lien in favour of the Administrative Agent and (ii) the intended first ranking priority of such Liens (subject to Permitted Liens). For certainty, the preceding sentence is applicable to the mortgaging in favour of the Administrative Agent of any real property that is subject to the Concessions being acquired by Gammon Mexico and any such request to mortgage such real property shall be deemed to be reasonable.

15.9    Judgment Currency

(a)	If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 15.9 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 15.9 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 15.9(a)(i) being hereinafter in this Section 15.9 referred to as the “Judgment Conversion Date”).

(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 15.9(a)(i), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the Lenders, such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)	Any amount due from the Borrower under the provisions of Section 15.9(b) shall be due to the judgment creditor as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d)	The term “rate of exchange” in this Section 15.9 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

15.10    Forum Selection and Consent to Jurisdiction.   Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. The Borrower hereby expressly and irrevocably submits to the jurisdiction of the courts of the Province of Ontario for the purpose of any such litigation as set forth above and irrevocably agrees to be bound by any judgment rendered thereby in connection with such litigation. To the extent permitted by Applicable Law, the Borrower further irrevocably consents to the service of process by registered mail, postage prepaid, or by personal service within or without the Province of Ontario. The Borrower hereby expressly and irrevocably waives, to the fullest extent permitted by law, any objection which it may have or hereafter may have to the laying of venue of any such litigation brought in any such court referred to above and any claim that any such litigation has been brought in an inconvenient forum. To the extent that the Borrower has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) with respect to itself or its property, the Borrower hereby irrevocably waives such immunity in respect of its obligations under this agreement. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any jurisdiction other than the Province of Ontario.

        IN WITNESS WHEREOF the parties hereto have executed this agreement.

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5

Attention:   Colin Sutherland
Telefax:       (902) 468-0631

THE BANK OF NOVA SCOTIA
Corporate Banking – Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6

Attention:   Managing Director
Telefax:       (416) 866-3329
GAMMON LAKE RESOURCES INC.

By:   /s/ Bradley H. Langille
         Name:  Bradley H. Langille
         Title:  Chief Executive Officer

By:   /s/ Colin P. Sutherland
         Name:  Colin P. Sutherland
         Title:  Chief Financial Officer

THE BANK OF NOVA SCOTIA,
as Administrative Agent

By:   /s/ Scott Stewart
         Name:  Scott Stewart
         Title:  Director

By:   /s/ Derek Tovich
         Name:  Derek Tovich
         Title:  Associate

THE BANK OF NOVA SCOTIA, as Lender

By:   /s/ Scott Stewart
         Name:  Scott Stewart
         Title:  Director

By:   /s/ Derek Tovich
         Name:  Derek Tovich
         Title:  Associate

SCHEDULE A
INDIVIDUAL COMMITMENTS

Name and Address of Lender The Bank of Nova Scotia Corporate Banking – Mining 40 King Street West, 62nd Floor Toronto, Ontario M5W 2X6 Attention: Managing Director Telefax: (416) 866-2009	Individual Commitments NRT Facility: U.S. $40,000,000 RT Facility: U.S. $20,000,000

SCHEDULE B
DISCLOSURE SCHEDULE

Section 10.1(o) – Locations of Tangible Assets

Borrower

202 Brownlow Avenue
Cambridge 2, Suite 306
Halifax, Nova Scotia B3B 1T5

Gammon Holdings

N/A

Gammon Mexico

Sor Juana Ines de la Cruz #2102
Col. Altavista
Chihuahua, Chihuahua
Mexico CP 31020

Ave. Antonia de Montes #1907-6
Col. San Felipe
Chihuahua, Chihuahua
Mexico CP 31240

The Concessions	Equipment, Motor Vehicles Equipment, Motor Vehicles Equipment, Motor Vehicles Equipment, Inventory, Motor Vehicles

Section 10.1(y) - Bank Accounts

Name and Address of Financial Institution	Description of Deposit Account or Other Deposit

Borrower Royal Bank of Canada 5161 George St Halifax, Nova Scotia Royal Bank of Canada 5161 George St Halifax, Nova Scotia	Cdn. acct #: 03353-1062066 US. acct #: 03353-4001038

Gammon Mexico

Royal Bank of Canada
Halifax Shopping Centre Branch
7001 Mumford Road
Halifax, Nova Scotia B3L 2H8

Royal Bank of Canada
Halifax Shopping Centre Branch
7001 Mumford Road
Halifax, Nova Scotia B3L 2H8

Scotiabank Inverlat S.A.
Calle Victoria #14, 2150 de Cuenta
Col. Centro CP 31000
Chihuahua, Chihuahua Mexico

Scotiabank Inverlat S.A.
Calle Victoria #14, 2150 de Cuenta
Col. Centro CP 31000
Chihuahua, Chihuahua Mexico

Scotiabank Inverlat S.A.
Calle Victoria #14, 2150 de Cuenta
Col. Centro CP 31000
Chihuahua, Chihuahua Mexico	Cdn. Account #: 1009505 U.S. Account #: 4001277 Pesos Account #: 21503714683 Pesos Account #: 21503816672 U.S. Account #: 21503376036

SCHEDULE C
COMPLIANCE CERTIFICATE

TO:	The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services 3rd Floor, 720 King Street Toronto, Ontario M5V 2T3 Att: Senior Manager Facsimile: (416) 866-5991

WITH A COPY TO:	Corporate Banking - Loan Syndications 40 King Street West, 62nd Floor Toronto, Ontario M5W 2X6 Att: Managing Director Facsimile: (416) 866-3329

        I, (*), the (*) of Gammon Lake Resources Inc. (the “Borrower”), in such capacity and not personally, hereby certify that:

1.     I am the duly appointed <*> of the Borrower named in the credit agreement made as of October 14, 2005 between the Borrower, as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent (the “Credit Agreement”) and as such I am providing this certificate for and on behalf of the Borrower pursuant to the Credit Agreement.

2.     I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3.     To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing as at the date hereof.

4.     As of the last day of or for the [Fiscal Quarter/Fiscal Year] ended <*>, <*>, the amounts and financial ratios referred to in the Credit Agreement are as follows:

[1]Current Ratio	_______ to 1

_________________

1Applicable from and including December 31, 2006.

[1] Fixed Charge Coverage Ratio	_______ to 1

Proven and Provable Reserves	_______ ounces

Tangible Net Worth	$______

Capital Expenditures	$______

Exploration Expenditures	$______

Detailed calculations of the foregoing amounts and ratios are attached hereto.

5.     Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

        DATED this <*> day of <*>, <*>.

_____________________________ (*)

_________________

1Applicable from and including the Fiscal Quarter ending December 31, 2006.

SCHEDULE D
FORM OF ASSIGNMENT

        Dated (*) , (*)

        Reference is made to the credit agreement made as of October 14, 2005 (the “Credit Agreement”), between Gammon Lake Resources Inc., as borrower, the Lenders named therein, and The Bank of Nova Scotia, as administrative agent. Terms defined in the Credit Agreement are used herein as therein defined.

        <*> (the “Assignor”) and <*> (the “Assignee”) agree as follows:

1.     The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a % interest in and to all of the Assignor’s rights and obligations under the Credit Agreement to the extent they relate to each Credit Facility as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment with respect to each Credit Facility as in effect on the Effective Date, the credit extended by the Assignor under each Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Loan Documents).

2.     The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the NRT Facility is U.S. $<*> and with respect to the RT Facility is U.S. $<*> (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the NRT Facility is U.S. $<*> and under the RT Facility is U.S. $<*> (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Loan Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Company or the performance or observance by the Companies of any of their obligations under the Loan Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrower of the assignment to the Assignee hereunder.

3.     The effective date of this Assignment shall be <*> (the “Effective Date”). On the Effective Date, the Assignee shall deliver a copy of a fully executed copy of this Assignment to the Borrower and the Administrative Agent in accordance with Section 15.6 of the Credit Agreement.

4.     The Assignee hereby agrees to the specific Individual Commitments of U.S. $<*> with respect to the NRT Facility and of U.S. $<*> with respect to the RT Facility and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 15.2 of the Credit Agreement.

5.     As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Loan Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Loan Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Loan Documents.

6.     The Assignor and Assignee shall make all appropriate adjustments in payments under the Loan Documents for periods prior to the Effective Date directly between themselves.

7.     This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR] By: ------------------------------------------- [ASSIGNEE] By: ------------------------------------------- Name: Title: Address: Attention: Telefax:

*Acknowledged and agreed to this as of this (*) day of (*), (*).

GAMMON LAKE RESOURCES INC.

By:   _______________________________________
         Name:

        Title

_______________________________

*   Not applicable if Default outstanding.

SCHEDULE E
FORM OF DRAWDOWN NOTICE

TO:	The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services 3rd Floor, 720 King Street Toronto, Ontario M5V 2T3 Att: Senior Manager Facsimile: (416) 866-5991

WITH A COPY TO:	Corporate Banking - Loan Syndications 40 King Street West, 62nd Floor Toronto, Ontario M5W 2X6 Att: Managing Director Facsimile: (416) 866-3329

RE:	Credit agreement made as of October 14, 2005 between Gammon Lake Resources Inc., as Borrower, the Lenders named therein, and The Bank of Nova Scotia, as Administrative Agent (the “Credit Agreement”)

        Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the <*> Facility on <*> as follows:

1.     Availment Option: <*>

2.     Amount: <*>

3.     If LIBOR Loan, Interest Period: <*>

4.     If Bankers’ Acceptance, term: <*>

        The undersigned hereby confirms that no Default has occurred and is continuing as at the date hereof or would arise immediately after giving effect to or as a result of such drawdown.

        Reference is made to the powers of attorney executed by the Borrower pursuant to Section 3.4(i) of the Credit Agreement.

        All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

        DATED the (*) day of (*), (*).

GAMMON LAKE RESOURCES INC. By: ____________________________ Name: Title:

SCHEDULE F
FORM OF ROLLOVER NOTICE

TO:	The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services 3rd Floor, 720 King Street Toronto, Ontario M5V 2T3 Att: Senior Manager Facsimile: (416) 866-5991

WITH A COPY TO:	Corporate Banking - Loan Syndications 40 King Street West, 62nd Floor Toronto, Ontario M5W 2X6 Att: Managing Director Facsimile: (416) 866-3329

RE:	Credit agreement made as of October 14, 2005 between Gammon Lake Resources Inc., as Borrower, the Lenders named therein, and The Bank of Nova Scotia, as Administrative Agent (the “Credit Agreement”)

        Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the <[Choose as appropriate]> Facility on <*> as follows:

Bankers’Acceptances (or BA Equivalent Loans)

Maturity Date
of Maturing
Bankers’ Acceptances
(or BA Equivalent Loans)
Aggregate Face Amount of Maturing
Bankers’ Acceptances
(or BA Equivalent Loans)
Portion Thereof to be Replaced

Term of New Bankers’ Acceptances
(or BA Equivalent Loans)	$ $ days

LIBOR Loans

Maturity Date of Maturing LIBOR Loan Principal Amount of Maturing LIBOR Loan Portion Thereof to be Replaced Interest Period of New LIBOR Loan	$ $ months

        The undersigned hereby confirms that no Default has occurred and is continuing as at the date hereof or would arise immediately after giving effect to or as a result of such rollover.

        Reference is made to the powers of attorney of the Borrower set forth in Section 3.4(i) of the Credit Agreement.

        All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

        DATED the (*) day of (*), (*).

GAMMON LAKE RESOURCES INC. By: ____________________________ Name: Title:

SCHEDULE G
FORM OF CONVERSION NOTICE

TO:	The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services 3rd Floor, 720 King Street Toronto, Ontario M5V 2T3 Att: Senior Manager Facsimile: (416) 866-5991

WITH A COPY TO:	Corporate Banking - Loan Syndications 40 King Street West, 62nd Floor Toronto, Ontario M5W 2X6 Att: Managing Director Facsimile: (416) 866-3329

RE:	Credit agreement made as of October 14, 2005 between Gammon Lake Resources Inc., as Borrower, the Lenders named therein, and The Bank of Nova Scotia, as Administrative Agent (the “Credit Agreement”)

        Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the <[Choose as appropriate]> Facility on <*> as follows:

        Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the <[Choose as appropriate]> Facility on <*> as follows:

Converting From
Bankers’ Acceptances
Maturity Date of
Bankers’ Acceptances to
be converted
Aggregate Face Amount
of said Bankers’
Acceptances
Portion Thereof to be
Converted
Prime Rate Loans

Principal Amount of        $
Prime Rate Loan to be
converted
Portion Thereof to be        $
Converted

Converting Into
Bankers’ Acceptance
Aggregate Face Amount of          $
New Bankers’
Acceptances
Term of New Bankers’               days
Acceptance

LIBOR Loans

Principal Amount of New             $
LIBOR Loan
Interest Period of New             __ months
LIBOR Loan

Prime Rate Loans

Principal Amount of New             $
Prime Rate Loan

Base Rate Canada
Loans
Principal Amount of            U.S.$
Base Rate Canada Loan
to be converted
Portion Thereof to be         U.S.$
Converted
LIBOR Loans
Maturity Date of LIBOR
Loan to be Converted
Principal Amount of said         $
LIBOR Loan
Portion Thereof to be               $
Converted	Base Rate Canada Loan Principal Amount of New $ Base Rate Canada Loan

        The undersigned hereby confirms that no Default has occurred and is continuing as at the date hereof or would arise immediately after giving effect to or as a result of such conversion.

        Reference is made to the powers of attorney of the Borrower set forth in Section 3.4(i) of the Credit Agreement.

        All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

        DATED the (*) day of (*), (*).

GAMMON LAKE RESOURCES INC. By: ____________________________ Name: Title:

SCHEDULE H
SECURITY DOCUMENTS

1.	the general security agreement made as of October 14, 2005 between the Borrower and the Administrative Agent;

2.	the charge over shares to be entered into by the Borrower in favour of the Administrative Agent;

3.	the deed of moveable hypothec to be entered into between the Borrower and the Administrative Agent;

4.	the moveable hypothec on specific claim to be entered into between the Borrower and the Administrative Agent;

5.	the collateral bond no. 1 to be issued by the Borrower in favour of the Administrative Agent;

6.	the debenture to be entered into between Gammon Holdings and the Administrative Agent;

7.	the pledge agreement to be entered into between the Borrower, Gammon Holdings, Gammon Mexico and the Administrative Agent; and

8.	the pledge without transfer of possession agreement to be entered into between Gammon Mexico and the Administrative Agent;

in each case as the same may be amended, modified, supplemented or replaced from time to time.

SCHEDULE I
BORROWING BASE CERTIFICATE

        Pursuant to Section 11.1(b)(v) of the amended and restated credit agreement (the “Credit Agreement”) made as of October 14, 2005 between Gammon Lake Resources Inc., as Borrower, the Lenders referred to therein, and The Bank of Nova Scotia, as administrative agent of the Lenders, I, <*>, in my capacity as the chief financial officer of the Gammon Lake Resources Inc. (the “Borrower”) hereby certify that:

1.	I am a duly appointed officer of the Borrower and as such I am providing this Borrowing Base Certificate for and on behalf of the Borrower pursuant to the Credit Agreement.

2.	The following constitutes a true and accurate statement, with values as at <*>, 20<*>, of the Borrowing Base:

Tonnes of Ore on the Project’s Leach Pad	__________________ (A)

[1]Grade of Such Ore	__________________ (B)

Recovery Factor of Such Ore	__________________ (C)

Ounces of Recoverable Gold Equivalent (A x	__________________ (D)
B x C)

Price Per Ounce (ie. lesser of (x) the trailing	U.S.$______________ (E)
average daily gold price for calendar month
ending (*), 20(*) and (y) the spot price for
gold as at (*), 20(*) [ie. the last day of the
subject calendar month]

Value of Recoverable Gold Equivalent (D x E)	U.S.$______________ (F)

Leach Costs	U.S.$______________ (G)

Borrowing Base (F - G) @ 85%	U.S.$______________ (H)

RT Credit Limit	U.S.$______________ (I)

Outstanding Credit under the RT Facility	U.S.$______________ (J)

Available Credit (Lesser of H or I - J)	U.S.$______________

_________________

1 Grade and Recovery Factor to be acceptable to the Administrative Agent.

3.	To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing as at the date hereof.

4.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this <*> day of <*>, 20<*>.

________________________________ (Signature) ________________________________ (Name - please print Chief Financial Officer

OCAMPO BUDGET COMPARISON - DEFINITIVE BUDGET 2 AUG 2005

"cet 09-13-03-40 thru 036 NOVAT 2 AUG05"

(Correct "definitive budget" of 2 August - JCT redistibution does not change overall total)

Cost center	Type	(JCT Re-distribution) Feas Budget CET 09	Definitive Budget CET 13	Committed Costs CET 03+04	Cost Center Description	Type Description
Service Buildings						
1401	1	331,866	331,866	0	Admin, Services Buildngs - cnstruction	Major Equipment Items
1401	4	0	0	628,486	Admin, Services Buildings - cnstruction	Concrete
1403	1	128,000	250,000	0	Laboratory buildings, construction	Major Equipment Items
1413	33	0	0	10,124	GLR Hotels - Op Costs other than food	EPCM (KCA out-of-scope work)
1413	36	0	0	3,638	GLR Hotels - Op Costs other than food	All Other costs durng construction
4021	1	0	350,000	0	Pit Warehouse - buildings, equipment	Major Equipment Items
4021	2	0	0	0	Pit Warehouse - buildings, equipment	Site cleanng & grubbing
4021	25	0	0	11,000	Pit Warehouse - buildings, equipment	Process buildings & Warehouses
4023	1	0	200,000	0	mine technical & engnrng office	Major Equipment Items
4024	1	273,000	273,000	0	U/G mine - maintenance facility	Major Equipment Items
4061	1	707,142	707,142	0	Pit shop - construction	Major Equipment Items
4061	2	0	0	0	Pit shop - construction	Site clearing & grubbing
Service Buildings, total		1,440,008	2,112,008	653,248		
GLR Hotels						
1411	1	1,225,000	2,200,000	844,611	GLR Hotels - Constr, Maintenance	Major Equipment Items
1411	21	0	0	12,081	GLR Hotels - Constr, Maintenance	Tankage
1411	36	0	0	21,714	GLR Hotels - Constr, Maintenance	All Other costs durng construction
1632	1	25,000	0	29,660	Sewer - Htel, offices and housing	Major Equipment Items
GLR Hotels, total		1,250,000	2,200,000	908,066		
Contractor's Camp						
1416	36	0	0	851	GLR Htls Food Svces all costs not food	All Other costs durng construction
1431	1	0	1,500,000	1,283,891	Cntrctr's camp Cnstrction & maintenance	Major Equipment Items
1431	2	0	0	5,464	Cntrctr's camp Cnstrction & maintenance	Site clearing & grubbing
1431	4	0	0	0	Cntrctr's camp Cnstrction & maintenance	Concrete
1431	21	0	0	13,591	Cntrctr's camp Cnstrction & maintenance	Tankage
1431	36	0	0	9,321	Cntrctr's camp Cnstrction & maintenance	All Other costs durng construction
1433	1	0	0	67,045	Cntrctrs camp - all op costs not food	Major Equipment Items
1433	36	0	0	43,496	Cntrctrs camp - all op costs not food	All Other costs during construction
1634	1	0	0	25,700	Sewer - Contractor's Camp	Major Equipment Items
1634	34	0	0	5,716	Sewer - Contractor's Camp	EPCM (other suppliers)
1435	5	0	0	17,711	Cntrctrs camp - Food Services - food	Rebar
1435	36	0	0	1,058,581	Cntrctrs camp - Food Services - food	All Other costs durng construction
1436	36	0	0	193,707	Cntrctrs camp food Svces not food	All Other costs during construction
Contractor's Camp, total		0	1,500,000	2,725,074		
Power & Communications						
1461	1	0	180,000	146,663	Microwave system-external	Major Equipment Items
1463	28	0	0	8,194	Site phones/internet	Communication equipment
1511	1	2,414,282	3,068,000	2,718,800	Main Power Plant - Capital Costs	Major Equipment Items
1511	31	0	0	5,000	Main Power Plant - Capital Costs	Constr Tech support, survey, QA/QC
1512	1	0	300,000	0	Mains Power transmssion & distribution	Major Equipment Items
1533	15	0	0	192,000	Power GLR Hotels, Sbstations, distribn	Electrics, site
1550	36	0	30,000	29,792	Relocation, Reestablish Gvt Pwer line	All Other costs during construction
Power & Commncations, total		2,414,282	3,578,000	3,100,449		
Water Dam						
1585	31	0	174,000	13,878	Water dam - Site engnring, QA/QC	Constr Tech support, survey, QA/QC
1585	36	0	0	0	Water dam - Site engnrng, QA/QC	All Other costs during construction
1586	2	0	29,509	44,822	Water Dam -- Construction	Site clearing & grubbing
1586	3	550,312	520,803	0	Water Dam -- Construction	Earthworks
1586	4	86,027	86,027	75,248	Water Dam -- Construction	Concrete
1586	20	84,000	84,000	0	Water Dam -- Construction	Structural Steel
1586	25	23,484	23,484	0	Water Dam -- Construction	Process buildings & Warehouses
1586	36	0	0	722,243	Water Dam -- Construction	All Other costs during construction
1588	1	213,146	213,146	0	Water Dam pumps, electrics, pipeline	Major Equipment Items
1588	6	249,247	249,247	0	Water Dam pumps, electrics, pipeline	Process piping
1588	15	37,185	37,185	0	Water Dam pumps, electrics, pipeline	Electrics, site
1588	18	7,598	7,598	0	Water Dam pumps, electrics, pipeline	Instrumentation & controls
1588	36	148,602	148,602	0	Water Dam pumps, electrics, pipeline	All Other costs during construction
Water Dam, total		1,399,600	1,573,601	856,191		
Wells, Water						
1590	1	396,193	306,193	0	Wells associated pumps and pipelines	Major Equipment Items
1590	30	0	90,000	90,000	Wells associated pumps and pipelnes	Geotech & Site Evaluation, pre-constr
1599	1	145,625	145,625	0	Raw water global system storage tank	Major Equipment Items
1621	1	50,000	50,000	0	Potable wter, all costs, Ocampo Pueblo	Major Equipment Items
1624	1	64,182	64,182	0	Wter treatmnt plnts - mines, town, cmps	Major Equipment Items
1624	36	0	0	1,002	Wter treatmnt plnts - mines, town, cmps	All Other costs during construction
Wells, Water, total		656,000	656,000	91,002

OCAMPO BUDGET COMPARISON - DEFINITIVE BUDGET 2 AUG 2005

"cet 09-13-03-40 thru 036 NOVAT 2 AUG05"

(Correct "definitive budget" of 2 August - JCT redistibution does not change overall total)

Cost center	Type	(JCT Re-distribution) Feas Budget CET 09	Definitive Budget CET 13	Committed Costs CET 03+04	Cost Center Description	Type Description
Open Pit Mobile Equipment						
4071	1	0	330,000	27,747	Pit fuel/lube, facilities & equipment	Major Equipment Items
4071	2	0	0	0	Pit fuel/lube, facilities & equipment	Site clearing & grubbing
4101	1	11,375,000	11,375,000	15,427,557	Pit, Haul Trucks	Major Equipment Items
4111	1	2,300,000	6,537,522	2,594,571	Pit, Production Loaders	Major Equipment Items
4112	1	3,016,000	3,781,000	4,417,169	Production Bulldozers	Major Equipment Items
4121	1	1,770,646	1,763,340	2,631,818	Pit, drilling equipment	Major Equipment Items
4121	36	0	0	73,572	Pit, drilling equipment	All Other costs during construction
4122	1	2,410,000	1,097,175	2,018,866	Pit, small & support mobile equipment	Major Equipment Items
4122	36	0	0	21,914	Pit, small & support mobile equipment	All Other costs during construction
4135	1	3,106,354	1,707,992	1,131,013	Pit, dedicated cranes & manlifts	Major Equipment Items
4135	36	0	0	11,665	Pit, dedicated cranes & manlifts	All Other costs during construction
4141	1	66,000	130,000	120,140	Small Non-Mobile Equipment	Major Equipment Items
4142 -	1	0	500,000	500,000	Procurement Services	Major Equipment Items
Open Pit Mob. Equip., total		24,044,000	27,222,029	28,976,032		
Heap Crushers						
5002	1	0	0	59,687	Heap Primary Crusher Feed Stockpiles	Major Equipment Items
5002	2	0	12,500	12,365	Heap Primary Crusher Feed Stockpiles	Site clearing & grubbing
5002	36	0	500	403	Heap Primary Crusher Feed Stockpiles	All Other costs during construction
5004	1	644,326	1,270,544	4,533,054	Heap Primary Crusher - all capex, opex	Major Equipment Items
5004	3	1,102,406	1,102,406	0	Heap Primary Crusher - all capex, opex	Earthworks
5004	4	0	400,000	1,018,460	Heap Primary Crusher - all capex, opex	Concrete
5004	6	4,228	4,228	0	Heap Primary Crusher - all capex, opex	Process piping
5004	14	0	0	152,200	Heap Primary Crusher - all capex, opex	Electrics, motor feeds, area distribution
5004	15	74,463	74,463	0	Heap Primary Crusher - all capex, opex	Electrics, site
5004	18	10,869	10,869	0	Heap Primary Crusher - all capex, opex	Instrumentation & controls
5004	20	0	300,000	0	Heap Primary Crusher - all capex, opex	Structural Steel
5004	31	0	11,300	0	Heap Primary Crusher - all capex, opex	Constr Tech support, survey, QA/QC
5004	33	0	4,000	5,723	Heap Primary Crusher - all capex, opex	EPCM (KCA out-of-scope work)
5004	36	449,636	449,636	0	Heap Primary Crusher - all capex, opex	All Other costs during construction
5006	36	0	0	127,500	Heap Primary Crusher feed endloader	All Other costs during construction
5023	1	2,486,457	3,330,605	874,943	NO USO - Heap scndry crushers -- all cape:	Major Equipment Items
5023	3	264,198	264,208	0	NO USO - Heap scndry crushers -- all cape:	Earthworks
5023	4	146,225	206,600	0	NO USO - Heap scndry crushers -- all cape:	Concrete
5023	6	12,301	11,523	0	NO USO - Heap scndry crushers -- all cape:	Process piping
5023	14	0	0	151,400	NO USO - Heap scndry crushers -- all cape:	Electrics, motor feeds, area distribution
5023	15	185,413	224,106	0	NO USO - Heap scndry crushers -- all cape:	Electrics, site
5023	18	25,266	20,869	0	NO USO - Heap scndry crushers -- all cape:	Instrumentation & controls
5023	20	98,992	124,492	0	NO USO - Heap scndry crushers -- all cape:	Structural Steel
5023	33	0	1,974	1,974	NO USO - Heap scndry crushers -- all cape:	EPCM (KCA out-of-scope work)
5023	36	1,042,569	1,056,534	0	NO USO - Heap scndry crushers -- all cape:	All Other costs during construction
5026	1	42,500	127,398	0	NO USO - Heap scndry crushers sampling (	Major Equipment Items
Heap Crushers, total		6,591,848	9,008,755	6,937,709		
Overland & Heap Stacking Conveyors						
5041	1	1,317,067	1,000,000	1,489,047	Overland conveyor -- all costs	Major Equipment Items
5041	3	223,833	223,833	0	Overland conveyor -- all costs	Earthworks
5041	4	327,600	227,160	0	Overland conveyor -- all costs	Concrete
5041	6	3,245	3,242	0	Overland conveyor -- all costs	Process piping
5041	15	36,782	36,807	0	Overland conveyor -- all costs	Electrics, site
5041	18	3,757	3,757	0	Overland conveyor -- all costs	Instrumentation & controls
5041	20	63,000	63,000	0	Overland conveyor -- all costs	Structural Steel
5041	36	648,617	349,650	0	Overland conveyor -- all costs	All Other costs during construction
5111	1	1,033,388	600,000	514,895	Reclaim/transport conveyors	Major Equipment Items
5111	3	317,451	317,451	0	Reclaim/transport conveyors	Earthworks
5111	4	34,500	34,500	0	Reclaim/transport conveyors	Concrete
5111	6	3,245	3,247	0	Reclaim/transport conveyors	Process piping
5111	15	36,782	36,782	0	Reclaim/transport conveyors	Electrics, site
5111	18	3,963	3,963	0	Reclaim/transport conveyors	Instrumentation & controls
5111	20	0	0	0	Reclaim/transport conveyors	Structural Steel
5111	36	1,077,167	1,077,167	0	Reclaim/transport conveyors	All Other costs during construction
5121	1	1,646,771	2,520,000	2,516,231	Heap conveyors: grasshoppers, stacker	Major Equipment Items
5131	1	710,851	0	0	Heap mobile equip: bulldozer, etc	Major Equipment Items
Ovrlnd & Heap Convyrs, total		7,488,019	6,500,559	4,520,173		
Leach Pad & Liners						
5151	2	180,400	180,400	78,209	Leach Pad: excav & subbase prep	Site clearing & grubbing
5151	3	1,618,191	2,820,975	2,820,975	Leach Pad: excav & subbase prep	Earthworks
5151	4	115,000	115,000	0	Leach Pad: excav & subbase prep	Concrete
5151	31	0	51,700	0	Leach Pad: excav & subbase prep	Constr Tech support, survey, QA/QC
5151	36	739,470	739,470	0	Leach Pad: excav & subbase prep	All Other costs during construction
5152	1	1,810,768	1,810,768	0	Leach pad: liner purchase & install	Major Equipment Items
Leach Pad & Liners, total		4,463,829	5,718,313	2,899,184

OCAMPO BUDGET COMPARISON - DEFINITIVE BUDGET 2 AUG 2005

"cet 09-13-03-40 thru 036 NOVAT 2 AUG05"

(Correct "definitive budget" of 2 August - JCT redistbution does not change overall total)

Cost center	Type	(JCT Re-distribution) Feas Budget CET 09	Definitive Budget CET 13	Committed Costs CET 03+04	Cost Center Description	Type Description
Mill Equip & Facilities thru Filtration						
6018	1	120,540	120,540	0	Mill maintenance shop	Major Equipment Items
6019	1	0	0	47,767	Mill - Mobile constrctn & svice equip	Major Equipment Items
6019	36	0	0	2,807	Mill - Mobile constrctn & svice equip	All Other costs during construction
6022	1	20,000	20,000	0	Mill distributed - instrument air	Major Equipment Items
6024	1	7,500	7,500	0	Mill distributed - potable water	Major Equipment Items
6031	1	273,188	273,188	0	Mill, main electrical distribution	Major Equipment Items
6041	1	0	0	12,770	Mill permanent wrehouse, bldgs, equip	Major Equipment Items
6042	1	0	0	23,262	Mill temp warehouse, bldgs, equip	Major Equipment Items
6051	1	17,837	17,837	0	Reagents building, building, furnishings	Major Equipment Items
6051	4	182,850	182,850	0	Reagents building, building, furnishings	Concrete
6051	6	1,570	1,570	0	Reagents building, building, furnishings	Process piping
6051	15	1,182	1,182	0	Reagents building, building, furnishings	Electrics, site
6051	18	427	485	0	Reagents building, building, furnishings	Instrumentation & controls
6051	20	20,626	20,626	0	Reagents building, building, furnishings	Structural Steel
6051	25	9,311	11,130	0	Reagents building, building, furnishings	Process buildings & Warehouses
6051	36	5	3,298	0	Reagents building, building, furnishings	All Other costs during construction
6053	1	42,579	42,579	0	Cyanide addition equipment	Major Equipment Items
6053	6	2,652	3,932	0	Cyanide addition equipment	Process piping
6053	36	2,134	10,389	0	Cyanide addition equipment	All Other costs during construction
6054	1	55,149	55,149	0	Flocculant addition equipment	Major Equipment Items
6054	6	2,572	3,813	0	Flocculant addition equipment	Process piping
6055	1	35,233	0	0	Caustic addition equipment	Major Equipment Items
6055	6	3,321	3,316	0	Caustic addition equipment	Process piping
6055	36	6,396	31,189	0	Caustic addition equipment	All Other costs during construction
6131	1	86,208	106,308	0	Mill feed crushed ore storage	Major Equipment Items
6131	3	20,259	20,259	0	Mill feed crushed ore storage	Earthworks
6131	4	2,725	7,025	0	Mill feed crushed ore storage	Concrete
6131	6	219	316	0	Mill feed crushed ore storage	Process piping
6131	15	3,603	3,603	0	Mill feed crushed ore storage	Electrics, site
6131	18	371	371	0	Mill feed crushed ore storage	Instrumentation & controls
6131	20	81,917	116,019	0	Mill feed crushed ore storage	Structural Steel
6131	36	21,033	25,803	0	Mill feed crushed ore storage	All Other costs during construction
6133	1	1,969,483	1,274,641	1,037,007	Mill feed crushers	Major Equipment Items
6133	4	186,010	186,010	0	Mill feed crushers	Concrete
6133	6	11,333	7,978	0	Mill feed crushers	Process piping
6133	15	199,813	140,596	0	Mill feed crushers	Electrics, site
6133	18	29,160	20,517	0	Mill feed crushers	Instrumentation & controls
6133	20	153,975	153,975	0	Mill feed crushers	Structural Steel
6133	36	577,452	375,500	0	Mill feed crushers	All Other costs during construction
6138	1	3,254,217	1,551,447	1,153,316	Grinding & classification	Major Equipment Items
6138	4	476,300	476,300	0	Grinding & classification	Concrete
6138	6	312,049	210,423	0	Grinding & classification	Process piping
6138	15	471,862	471,862	0	Grinding & classification	Electrics, site
6138	18	96,413	96,413	0	Grinding & classification	Instrumentation & controls
6138	20	170,212	170,212	0	Grinding & classification	Structural Steel
6138	25	657	657	0	Grinding & classification	Process buildings & Warehouses
6138	36	956,742	956,742	0	Grinding & classification	All Other costs during construction
6144	1	381,784	381,784	0	Grinding thickener; solution storage tanks	Major Equipment Items
6144	4	152,202	152,202	0	Grinding thickener; solution storage tanks	Concrete
6144	6	197,983	197,983	0	Grinding thickener; solution storage tanks	Process piping
6144	15	23,957	23,957	0	Grinding thickener; solution storage tanks	Electrics, site
6144	18	9,789	9,789	0	Grinding thickener; solution storage tanks	Instrumentation & controls
6144	20	12,008	12,008	0	Grinding thickener; solution storage tanks	Structural Steel
6144	36	45,584	45,584	0	Grinding thickener; solution storage tanks	All Other costs during construction
6161	1	1,160,218	1,771,994	512,500	Leach tanks / Leaching Section	Major Equipment Items
6161	4	533,012	533,012	0	Leach tanks / Leaching Section	Concrete
6161	6	83,400	83,400	0	Leach tanks / Leaching Section	Process piping
6161	15	88,305	104,952	0	Leach tanks / Leaching Section	Electrics, site
6161	18	34,356	42,888	0	Leach tanks / Leaching Section	Instrumentation & controls
6161	20	50,112	50,112	0	Leach tanks / Leaching Section	Structural Steel
6161	36	340,176	425,601	0	Leach tanks / Leaching Section	All Other costs during construction
6181	1	1,416,596	1,816,596	475,335	CCD Washing -- all capital costs	Major Equipment Items
6181	4	418,427	418,427	0	CCD Washing -- all capital costs	Concrete
6181	6	81,614	81,614	0	CCD Washing -- all capital costs	Process piping
6181	15	102,704	102,704	0	CCD Washing -- all capital costs	Electrics, site
6181	18	41,969	41,969	0	CCD Washing -- all capital costs	Instrumentation & controls
6181	20	44,625	44,625	0	CCD Washing -- all capital costs	Structural Steel
6181	36	416,480	416,480	0	CCD Washing -- all capital costs	All Other costs during construction
6201	1	2,460,497	3,957,500	1,992,981	Filtration Plant	Major Equipment Items
6201	4	199,927	179,450	0	Filtration Plant	Concrete
6201	6	136,275	197,000	0	Filtration Plant	Process piping
6201	15	171,490	246,675	0	Filtration Plant	Electrics, site
6201	18	35,041	52,550	0	Filtration Plant	Instrumentation & controls
6201	20	101,613	146,800	0	Filtration Plant	Structural Steel
6201	25	23,484	107	0	Filtration Plant	Process buildings & Warehouses
6201	36	598,393	557,500	0	Filtration Plant	All Other costs during construction
Mill Equip Thru Filtrtion, ttl		19,249,104	19,278,813	5,257,747